Form 20-F
period 2012-03-31
Michael Kors Holdings Ltd
filed 2012-06-12
CIK 1530721

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number 001-35368

Michael Kors Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

(Address of Principal Executive Offices)

John D. Idol

Chief Executive Officer

c/o Michael Kors (USA), Inc.

11 West 42nd Street, 21st Floor

New York, NY 10036

Telephone: (212) 201-8100

Fax: (646) 354-4700

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 192,731,390 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐             Accelerated filer    ☐             Non-accelerated filer    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

GENERAL

In this Annual Report, references to “Michael Kors”, “we”, “us”, “our”, “the Company”, “our Company” and “our business” refer to Michael Kors Holdings Limited and its wholly owned subsidiaries, unless the context requires otherwise.

References to our stores, retail stores and retail segment include all of our full-price retail stores (including concessions) and outlet stores and the term “Fiscal,” with respect to any year, refers to the 52-week period ending on the Saturday closest to March 31 of such year, except for “Fiscal 2010,” which refers to the 53-week period ended April 3, 2010, and “Fiscal 2008,” which refers to the fiscal year ended March 31, 2008. Some differences in the numbers in the tables and text throughout this annual report may exist due to rounding. All comparable store sales are presented on a 52-week basis.

We use the U.S. dollar as our reporting currency and our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All monetary references in this document are to U.S dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “USD” mean U.S. dollars, unless otherwise indicated.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this report are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this report, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by forward-looking statements in this annual report.

You should keep in mind that any forward-looking statement made by us in this annual report speaks only as of the date on which we make it. New risks and uncertainties may come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report might not occur.

The statements contained in Item 4—“Information on the Company”, Item 5—“Operating and Financial Review and Prospects” and Item 11—“Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A. OFFER STATISTICS

Not applicable.

B. METHOD AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial and other data for Michael Kors Holdings Limited and its consolidated subsidiaries for the periods presented. The statements of operations data for Fiscal 2012, 2011 and 2010 and the balance sheet data as of the end of Fiscal 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this report. The statements of operations data for Fiscal 2009 and 2008 and the balance sheet data as of the end of Fiscal 2009 and 2008 have been derived from our unaudited consolidated financial statements, which are not included in this report.

The selected historical consolidated financial data below should be read in conjunction with our Audited Consolidated Financial Statements and related notes (Item 18), as well as Item 4: “Information on the Company” and Item 5—“Operating and Financial Review and Prospects” of this annual report.

	Fiscal Year Ended
	March 31, 2012	April 2, 2011	April 3, 2010	March 28, 2009	March 31, 2008
	(data presented in thousands, except for shares and per share data)
Statement of Operations Data:
Net sales	$1,237,100	$757,800	$483,452	$377,058	$296,176
Royalty revenue	65,154	45,539	24,647	20,016	16,479

Total revenue	1,302,254	803,339	508,099	397,074	312,655
Cost of goods sold	549,158	357,274	241,365	208,283	165,947

Gross profit	753,096	446,065	266,734	188,791	146,708
Selling, general and administrative expenses	464,568	279,822	191,717	147,490	108,407
Depreciation and amortization	37,554	25,543	18,843	14,020	10,289
Impairment of long-lived assets	3,292	3,834	—	3,043	1,844

Total operating expenses	505,414	309,199	210,560	164,553	120,540

Income from operations	247,682	136,866	56,174	24,238	26,168
Interest expense	1,495	1,861	2,057	1,600	2,760
Foreign currency loss (income)	(2,629)	1,786	(830)	391	(147)

Income before provision for income taxes	248,816	133,219	54,947	22,247	23,555
Provision (benefit) for income taxes	101,452	60,713	15,699	9,208	(36,562)

Net income	147,364	72,506	39,248	13,039	60,117
Net income applicable to preference shareholders	21,227	15,629	8,460	2,811	12,959

Net income available for ordinary shareholders	$126,137	$56,877	$30,788	$10,228	$47,158

Weighted average ordinary shares outstanding(1):
Basic	158,258,126	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	189,299,197	179,177,268	179,177,268	179,177,268	179,177,268
Net income per ordinary share(2):
Basic	$0.80	$0.40	$0.22	$0.07	$0.34
Diluted	$0.78	$0.40	$0.22	$0.07	$0.34

(1)	Gives effect to the corporate reorganization completed by the Company and certain of its affiliates in July 2011 (the “Reorganization”) and the 3.8-to-1 split of our ordinary shares (the “Share Split”) that occurred on November 30, 2011. See Item 7B: “Major Shareholders and Related Party Transactions—Related Party Transactions—Reorganization Transactions and Preference Share Sale.”

(2)	Basic net income per ordinary share is computed by dividing net income available to ordinary shareholders by basic weighted average ordinary shares outstanding. Diluted net income per ordinary share assumes the conversion of preference shares to ordinary shares and is computed by dividing net income by diluted weighted average ordinary shares outstanding.

	Year Ended
	March 31, 2012	April 2, 2011	April 3, 2010	March 28, 2009	March 31, 2008
	(data presented in thousands, except for shares and per share data )
Operating Data:
Comparable retail store sales growth	39.2%	48.2%	19.2%	6.3%	17.5%
Retail stores at end of period	237	166	106	74	48

Balance Sheet Data (as of the end of period dated above):
Working capital	$299,057	$117,673	$51,263	$13,739	$12,167
Total assets	$674,425	$399,495	$281,852	$218,463	$191,416
Revolving line of credit	$22,674	$12,765	$43,980	$39,440	$29,921
Note payable to parent	$—	$101,650	$103,500	$103,500	$103,500
Shareholders’ equity (deficit)	$456,237	$125,320	$49,011	$11,475	$(368)
Number of ordinary shares	192,731,390	140,554,377	140,554,377	140,554,377	140,554,377
Number of preference shares	—	10,163,920	10,163,920	10,163,920	10,163,920

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully read this entire report, including, without limitation, the following risk factors and the section of this annual report entitled “Note Regarding Forward-Looking Statements.” Any of the following factors could materially adversely affect our business, financial condition and operating results. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially adversely affect our business, financial condition and operating results.

The accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending, and a prolonged period of depressed consumer spending could have a material adverse effect on our business, financial condition and operating results.

The accessories, footwear and apparel industries have historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that can affect consumer spending habits. Purchases of discretionary luxury items, such as our products, tend to decline during recessionary periods, when disposable income is lower. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest rates, fuel and energy costs, taxation and political conditions. A continuation or worsening of the current weakness in the economy may negatively affect consumer and wholesale purchases of our products and could have a material adverse effect on our business, financial condition and operating results.

We face risks associated with operating in international markets.

We operate on a global basis, with a significant portion of our total revenue coming from operations outside of the U.S. The current political and economic instability and changing macroeconomic conditions in major international markets, including Europe and Japan, have resulted in significant macroeconomic risks including high rates of unemployment, high fuel prices, currency volatility and continued global economic uncertainty driven in part by the European debt crisis, among other factors. These risks, combined with expectations of slower global economic growth as well as a decrease in consumer confidence in Europe, may adversely affect discretionary consumer spending in the international markets in which we operate, which could negatively affect sales of our products in these markets. In addition, if the global macroeconomic environment, including the economic situation in Europe, continues to be weak or worsens, our gross margin rates may be negatively impacted.

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brand, business, financial condition and operating results.

The accessories, footwear and apparel industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on our brand image and ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling, production, merchandising and pricing of products. If we do not correctly gauge consumer needs and fashion trends and respond appropriately, consumers may not purchase our products and our brand name and brand image may be impaired. Even if we react appropriately to changes in fashion trends and consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles that are no longer popular or trend-setting. Any of these outcomes could have a material adverse effect on our brand, business, financial condition and operating results.

The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability to decline.

We face intense competition from other domestic and foreign accessories, footwear and apparel producers and retailers, including, among others, Coach, Burberry, Ralph Lauren, Hermès, Louis Vuitton, Gucci, Marc Jacobs, Chloé and Prada. Competition is based on a number of factors, including, without limitation, the following:

•	anticipating and responding to changing consumer demands in a timely manner;

•	establishing and maintaining favorable brand-name recognition;

•	determining and maintaining product quality;

•	maintaining key employees;

•	maintaining and growing market share;

•	developing quality and differentiated products that appeal to consumers;

•	establishing and maintaining acceptable relationships with retail customers;

•	pricing products appropriately;

•	providing appropriate service and support to retailers;

•	optimizing retail and supply chain capabilities;

•	determining size and location of retail and department store selling space; and

•	protecting intellectual property.

In addition, some of our competitors may be significantly larger and more diversified than us and may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to better withstand periodic downturns in the accessories, footwear and apparel industries, compete more effectively on the basis of price and production and more quickly develop new products. The general availability of manufacturing contractors and agents also allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. Any increased competition, or our failure to adequately address any of these competitive factors, could result in reduced sales, which could adversely affect our business, financial condition and operating results.

Competition, along with such other factors as consolidation and changes in consumer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce our sales prices to our wholesale customers and retail consumers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our sales prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, financial condition and operating results.

The departure of our founder, members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our founder and executive officers, who have substantial experience and expertise in our business. In particular, Mr. Kors, our Honorary Chairman and Chief Creative Officer, has provided design and executive leadership to the Company since its inception. He is instrumental to our marketing and publicity strategy and is closely identified with both the brand that bears his name and our Company in general. Our ability to maintain our brand image and leverage the goodwill associated with Mr. Kors’ name may be damaged if we were to lose his services. Mr. Kors has the right to terminate his employment with us without cause. In addition, the leadership of John D. Idol, our Chairman and Chief Executive Officer, and Joseph B. Parsons, our Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer, has been a critical element of our success. We also depend on other key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel industry is intense, and competitors may use aggressive tactics to recruit our executive officers and key employees. Although we have entered into employment agreements with Mr. Kors and certain of our other executive officers, including Mr. Idol and Mr. Parsons, we may not be able to retain the services of such individuals in the future. The loss of services of one or more of these individuals or any negative public perception with respect to, or relating to, the loss of one or more of these individuals could have a material adverse effect on our business, financial condition and operating results.

The growth of our business depends on the successful execution of our growth strategies, including our efforts to open and operate new retail stores and increase the number of department stores and specialty stores that sell our products.

As part of our growth strategy, we intend to open and operate new retail stores and shop-in-shops within select department stores, both domestically and internationally. Our ability to successfully open and operate new retail stores, including concessions, and shop-in-shops depends on many factors, including, among others, our ability to:

•	identify new markets where our products and brand image will be accepted or the performance of our retail stores, including concessions, and shop-in-shops will be considered successful;

•	negotiate acceptable lease terms, including desired tenant improvement allowances, to secure suitable store locations;

•	hire, train and retain personnel and field management;

•	assimilate new personnel and field management into our corporate culture;

•	source sufficient inventory levels; and

•	successfully integrate new retail stores, including concessions, and shop-in-shops into our existing operations and information technology systems.

We will encounter pre-operating costs and we may encounter initial losses when new retail stores, including concessions, and shop-in-shops commence operations. While we expect to open a number of additional retail stores, including concessions, and shop-in-shops in the future, there can be no assurance that we will open the planned number, that we will recover the expenditure costs associated with opening these new retail stores, including concessions, and shop-in-shops or that the operation of these new venues will be successful or profitable. Any such failure could have a material adverse effect on our business, financial condition and operating results.

We face additional risks with respect to our strategy to expand internationally, including our efforts to further expand our operations in European countries and in Japan as well as other Asian countries. In some of these countries we do not yet have significant operating experience, and in most of these countries we face established competitors with significantly more operating experience in those locations. Many of these countries have different operational characteristics, including, but not limited to, employment and labor, transportation, logistics, real estate (including lease terms) and local reporting or legal requirements. Furthermore, consumer demand and behavior, as well as tastes and purchasing trends may differ in these countries and, as a result, sales of our product may not be successful, or the margins on those sales may not be in line with those we currently anticipate. In addition, in many of these countries there is significant competition to attract and retain experienced and talented employees. If our international expansion plans are unsuccessful, it could have a material adverse effect on our business, financial condition and operating results.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations; if we are unable to manage our operations at our current size or are unable to manage any future growth effectively, our brand image and financial performance may suffer.

We have expanded our operations rapidly and have limited operating experience at our current size. If our operations continue to grow, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarter personnel. Our continued growth could strain our existing resources, and we could experience operating difficulties, including the availability of desirable locations and the negotiation of acceptable lease terms, difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products and delays in production and shipments. These difficulties could result in the erosion of our brand image and could have a material adverse effect on our business, financial condition and operating results.

We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experiences operational difficulties or becomes inoperable, it could have a material adverse effect on our business, financial condition and operating results.

We operate a limited number of distribution facilities. Our ability to meet the needs of our wholesale customers and our own retail stores depends on the proper operation of these distribution facilities. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our wholesale customers and retail stores. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the damaged facility. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

In addition, we recently transitioned our California distribution facilities from three separate warehouses totaling approximately 350,000 square feet to an approximately 500,000 square foot distribution center in Whittier, California. We believe this expansion and consolidation, when completed, will allow us to significantly increase our distribution capabilities and efficiency. We began operations in this facility prior to March 31, 2012, and will be fully transitioned into this facility by the end of the first quarter of our 2013 fiscal year. Soon after this transition, we intend to implement a new warehouse management system that will supplement our current legacy system and further support our efforts to operate with increased efficiency and flexibility. There are risks inherent in transitioning our existing three distribution facilities into one new facility and in implementing a new warehouse management system, including operational difficulties that may arise in relocating and commencing operations in a new facility with a new management system. During our fourth quarter of Fiscal 2012, we have experienced certain operational difficulties transitioning to our new distribution facility, which have impacted the timeliness of deliveries to our wholesale customers and retail stores. We may experience additional shipping delays until we have fully completed our transition to our new distribution facility.

As we expand our store base, we may be unable to maintain the same comparable store sales or average sales per square foot that we have in the past, which could cause our share price to decline.

As we expand our store base, we may not be able to maintain the levels of comparable store sales that we have experienced historically. In addition, we may not be able to maintain our historic average sales per square foot as we move into new markets. If our future comparable store sales or average sales per square foot decline or fail to meet market expectations, the price of our ordinary shares could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect both comparable store sales and average sales per square foot, including, among others, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. If we misjudge the market for our products, we may incur excess inventory for some of our products and miss opportunities for other products. These factors may cause our comparable store sales results and average sales per square foot in the future to be materially lower than recent periods and our expectations, which could harm our results of operations and result in a decline in the price of our ordinary shares.

We are subject to risks associated with leasing retail space under long-term, non-cancelable leases and are required to make substantial lease payments under our operating leases; any failure to make these lease payments when due could materially adversely affect our business, financial condition and operating results.

We do not own any of our store facilities; instead, we lease all of our stores under operating leases. Our leases generally have terms of 10 years with no renewal options. Our leases generally require a fixed annual rent, and most require the payment of additional rent if store sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option. Payments under these operating leases account for a significant portion of our operating costs. For example, as of March 31, 2012, we were party to operating leases associated with our stores as well as other corporate facilities requiring future minimum lease payments aggregating to $317.8 million through Fiscal 2017 and approximately $218.0 million thereafter through Fiscal 2028. We expect that any new stores we open under operating leases will have terms similar to those contained in leases we have entered previously, which will further increase our operating lease expenses.

Our substantial operating lease obligations could have significant negative consequences, including, among others:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs.

Our current and future licensing arrangements may not be successful and may make us susceptible to the actions of third parties over whom we have limited control.

We have entered into a select number of product licensing agreements with companies that produce and sell, under our trademarks, products requiring specialized expertise. We have also entered into a number of select licensing agreements pursuant to which we have granted third parties the right to distribute and sell our products in certain geographical areas, including, among others, South Korea, the Philippines, Singapore, Malaysia, the Middle East and Turkey. In addition, we have entered into similar licensing agreements which we have entered into with entities that are indirectly owned by certain of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited—See Item 7B- “Major Shareholder and Related Party Transactions—Michael Kors Far East Holdings Limited”—for the right to distribute and sell our products in China, Hong Kong, Macau and Taiwan. In the future, we may enter into additional licensing arrangements. Although we take steps to carefully select our licensing partners, such arrangements may not be successful. Our licensing partners may fail to fulfill their obligations under their license agreements or have interests that differ from or conflict with our own, such as the timing of new store openings, the pricing of our products and the offering of competitive products. In addition, the risks applicable to the business of our licensing partners may be different than the risks applicable to our business, including risks associated with each such partner’s ability to:

•	obtain capital;

•	exercise operational and financial control over its business;

•	manage its labor relations;

•	maintain relationships with suppliers;

•	manage its credit and bankruptcy risks; and

•	maintain customer relationships.

Any of the foregoing risks, or the inability of any of our licensing partners to successfully market our products or otherwise conduct its business, may result in loss of revenue and competitive harm to our operations in regions or product categories where we have entered into such licensing arrangements.

We rely on our licensing partners to preserve the value of our brands. Although we attempt to protect our brands through, among other things, approval rights over store location and design, product design, production quality, packaging, merchandising, distribution, advertising and promotion of our stores and products, we may not be able to control the use by our licensing partners of each of our licensed brands. The misuse of our brands by a licensing partner could have a material adverse effect on our business, financial condition and operating results.

A substantial portion of our revenue is derived from a small number of large wholesale customers, and the loss of any of these wholesale customers could substantially reduce our total revenue.

A small number of our wholesale customers account for a significant portion of our net sales. Net sales to our five largest wholesale customers represented 27.9% of our total revenue for Fiscal 2012 and 30.4% of our total revenue for Fiscal 2011. Our largest wholesale customer, a large, nationally recognized U.S. department store, accounted for 13.3% of our total revenue for Fiscal 2012 and 13.8% of our total revenue for Fiscal 2011. We do not have written agreements with any of our wholesale customers, and purchases generally occur on an order-by-order basis. A decision by any of our major wholesale customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing partners, or to change their manner of doing business with us or our licensing partners, could substantially reduce our revenue and have a material adverse effect on our profitability. During the past several years, the retail industry has experienced a great deal of consolidation and other ownership changes, and we expect such changes will continue. In addition, store closings by our wholesale customers decrease the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our brands. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores’ target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of large wholesale customers and decrease our negotiating strength with our wholesale customers. These factors could have a material adverse effect on our business, financial condition and operating results.

A material disruption in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.

We rely extensively on our information technology (“IT”) systems to track inventory, manage our supply chain, record and process transactions, summarize results and manage our business. The failure of our IT systems to operate effectively, problems with transitioning to upgraded or replacement systems or difficulty in integrating new systems could adversely affect our business. In addition, our IT systems may be subject to damage and/or interruption from power outages, computer, network and telecommunications failures, computer viruses, security breaches and usage errors by our employees. If our IT systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data and interruptions or delays in our operations in the interim. Any significant disruption in our IT systems could have a material adverse effect on our business, financial condition and operating results.

Direct privacy breaches and the engagement of third parties to operate our e-commerce business could negatively affect our reputation, credibility and business.

We are responsible for storing data relating to our customers and employees and rely on third parties for the operation of our e-commerce website, michaelkors.com, and for the various social media tools and websites we use as part of our marketing strategy. Consumers are increasingly concerned over the security of personal information transmitted over the internet, consumer identity theft and user privacy. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future. Any perceived or actual unauthorized disclosure of personally identifiable information regarding our customers or website visitors could harm our reputation and credibility, reduce our e-commerce net sales, impair our ability to attract website visitors and reduce our ability to attract and retain customers. Finally, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding unauthorized disclosure of personal information, to the extent they are applicable.

Increases in the cost of raw materials could increase our production costs and cause our operating results and financial condition to suffer.

The costs of raw materials used in our products are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are not always successful in our efforts to protect our business from the volatility of the market price of raw materials, and our business can be materially affected by dramatic movements in prices of raw materials. The ultimate effect of this change on our earnings cannot be quantified, as the effect of movements in raw materials prices on industry selling prices are uncertain, but any significant increase in these prices could have a material adverse effect on our business, financial condition and operating results.

We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in Asia, Europe and Central and South America. A manufacturing contractor’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. In addition, any of the following factors could negatively affect our ability to produce or deliver our products and, as a result, could have a material adverse effect on our business, financial condition and operating results:

•	political or labor instability, labor shortages or increases in costs of labor or production in countries where manufacturing contractors and suppliers are located;

•	political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials and increase transportation costs;

•

heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods of time or could result in increased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

•	a significant decrease in availability or an increase in the cost of raw materials;

•	disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	the migration and development of manufacturing contractors, which could affect where our products are or are planned to be produced;

•

imposition of regulations, quotas and safeguards relating to imports and our ability to adjust in a timely manner to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

•	increases in the costs of fuel, travel and transportation;

•	imposition of duties, taxes and other charges on imports;

•	significant fluctuation of the value of the United States dollar against foreign currencies; and

•	restrictions on transfers of funds out of countries where our foreign licensees are located.

We do not have written agreements with any of our third-party manufacturing contractors. As a result, any single manufacturing contractor could unilaterally terminate its relationship with us at any time. In Fiscal 2012, our largest manufacturing contractor, who primarily produces its products in China and who we have worked with for the last seven years, accounted for the production of 31.0% of our finished products. Our inability to promptly replace manufacturing contractors that terminate their relationships with us or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

In addition, we use third-party agents to source our finished goods with numerous manufacturing contractors on our behalf. We do not have written agreements with any of our agents. As a result, any single agent could unilaterally terminate its relationship with us at any time. In Fiscal 2012, our largest third-party agent, whose primary place of business is Hong Kong and who we have worked with for the last seven years, sourced approximately 17.0% of our purchases of finished goods. Our inability to promptly replace agents that terminate their relationships with us or cease to provide high quality service in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

If our manufacturing contractors fail to use acceptable, ethical business practices, our business and reputation could suffer.

We require our manufacturing contractors to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those three areas in order to promote ethical business practices, and our staff and third parties we retain for such purposes periodically visit and monitor the operations of our manufacturing contractors to determine compliance. However, we do not control our manufacturing contractors or their labor and other business practices. If one of our manufacturing contractors violates applicable labor or other laws, rules or regulations or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our business, financial condition and operating results.

Our business is subject to risks associated with importing products.

There are risks inherent to importing our products. Virtually all of our merchandise imported into the United States, Canada, Europe and Asia is subject to duties and most of the countries to which we ship could impose safeguard quotas to protect their local industries from import surges that threaten to create market disruption. The United States and other countries may also unilaterally impose additional duties in response to a particular product being imported at unfairly traded prices that, in such increased quantities, cause or threaten injury to the relevant domestic industry (generally known as “anti-dumping” actions). If dumping is suspected in the United States, the United States government may self-initiate a dumping case on behalf of a particular industry. Furthermore, additional duties, generally known as countervailing duties, can also be imposed by the United States government to offset subsidies provided by a foreign government to foreign manufacturers if the importation of such subsidized merchandise injures or threatens to injure a United States industry. In addition, accessories, footwear and apparel sold by us are also subject to import regulations in the United States and other countries concerning the use of wildlife products for commercial and non-commercial trade, including the U.S. Fish and Wildlife Service (“F&W”). F&W requires that we obtain a license to import animal and fauna that are subject to regulation by F&W and can revoke (or refuse to renew) this license, seize and possibly destroy our shipments and/or fine the Company for F&W violations. The imposition of duties and quotas, the initiation of an anti-dumping action and/or the repercussions of F&W violations could have a material adverse effect on our business, financial condition and operating results.

Restrictive covenants in our credit agreement may restrict our ability to pursue our business strategies.

We have a $100.0 million asset-based revolving credit facility (as amended from time to time, the “Credit Facility”) under which Michael Kors (USA), Inc. (“MKUSA”), Michael Kors (Europe) B.V., Michael Kors (Canada) Co. and Michael Kors Switzerland GmbH, our indirect wholly owned subsidiaries, are borrowers and we are a parent guarantor. The credit agreement governing the terms of the Credit Facility restricts, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens and affiliate transactions. Our credit agreement also contains customary events of default, including a change in control of the Company. These covenants, among other things, limit our ability to fund our future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully because of the need to dedicate a portion of our cash flow from operations to payments on debt. In addition, our credit agreement, as amended and restated on September 15, 2011, contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year, plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being earnings before interest, taxes, depreciation and amortization (“EBITDA”) plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense). Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the fashion industry. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under the Credit Facility could terminate their commitments and accelerate repayment of our outstanding borrowings. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms. Our Credit Facility also provides for the ability to issue stand-by and documentary letters of credit to secure certain properties, import merchandise and perform other business functions. If we were unable to secure letters of credit, certain landlords could require cash collateralization and our supply chain could be interrupted. If we are unable to repay our outstanding borrowings when due, the lenders under the Credit Facility will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have a material adverse effect on our business, financial condition and operating results.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights.

Our brand enjoys significant worldwide consumer recognition, and the generally higher pricing of our products creates additional incentive for counterfeiters and those seeking to infringe on our products. Such counterfeiting and other infringement could dilute our brand and harm our business.

The actions we take to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or other infringement of our intellectual property rights. Our trademark applications may fail to result in registered trademarks or provide the scope of coverage sought, and others may seek to invalidate our trademarks or block sales of our products as a violation of their trademarks and intellectual property rights. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in trademarks that are similar to ours or trademarks that we license and/or market, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, trademark owners may have prior rights to our trademarks or similar trademarks. Furthermore, certain foreign countries may not protect trademarks and other intellectual property rights to the same extent as do the laws of the United States.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to trademarks similar to some of our brands. Any litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe upon the intellectual property rights of others could be costly and time-consuming and could result, if determined adversely to us, in harm to our competitive position.

Our business is exposed to foreign currency exchange rate fluctuations.

We have established the Euro as the functional currency for our European subsidiaries, and local currencies as the functional currencies for our other foreign subsidiaries. Certain adjustments resulting from translation have been recorded separately in shareholders’ equity as a component of accumulated other comprehensive income. Foreign currency transaction income and losses, primarily from translating U.S. dollar denominated assets on the books of European subsidiaries, are included in our consolidated statements of operations. As a result of using local currencies as the functional currencies for our foreign subsidiaries, results of these operations will be adversely affected during times of a weakening U.S. dollar.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress the price of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market, or the perception that such sales may occur, could have a material adverse effect on the price of our ordinary shares. As of March 31, 2012, we had 192,731,390 ordinary shares issued and outstanding. Pursuant to the shareholders agreement described under Item 7B: “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement,” our pre-IPO shareholders, including Michael Kors, John D. Idol and Sportswear Holdings Limited (an entity owned by two of our directors, Messrs. Silas K. F. Chou and Lawrence S. Stroll) (Mr. Kors, Mr. Idol and Sportswear Holdings Limited are referred to collectively as our “Principal Shareholders”), have demand and piggyback rights that will require us to file registration statements registering their ordinary shares or to include sales of such ordinary shares in registration statements that we may file for ourselves or other shareholders. In the event such registration rights are exercised and a large number of ordinary shares are sold in the public market, such sales could reduce the trading price of our ordinary shares. In addition, the perception that these sales might occur could cause the market price of our ordinary shares to decrease significantly.

The interests of our principal shareholders may conflict with our interests and the interests of our other shareholders.

As of March 31, 2012, our Principal Shareholders collectively own approximately 35.5% of our ordinary shares. As a result, our Principal Shareholders will have the ability to significantly influence the election of our directors and the outcome of most Company actions requiring shareholder approval, including a merger with or into another company or a sale of substantially all of our assets. The interests of our Principal Shareholders may conflict with our interests or those of other shareholders.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our Memorandum of Association and Articles of Association (together, as amended from time to time, our “Memorandum and Articles of Association”) contains several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

•

our board of directors’ ability to amend the Memorandum and Articles of Association to create and issue, from time to time, one or more classes of preference shares and, with respect to each such class, to fix the terms thereof by resolution;

•

provisions relating to the multiple classes and three-year terms of directors, the manner of election of directors, removal of directors and the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

•	elimination of the ability of shareholders to act by written consent; and

•	the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Memorandum and Articles of Association.

These provisions of our Memorandum and Articles of Association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. For more information, see “Description of Share Capital.”

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under Item 10—“Additional Information—Memorandum and Articles of Association”). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles of Association, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

As a “foreign private issuer” under the Securities Exchange Act of 1934, as amended, we are permitted to, and we may, rely on exemptions from certain NYSE corporate governance standards, including, among others, the requirement that a majority of our board of directors consist of independent directors. Our reliance upon such exemptions may afford less protection to our shareholders.

Section 303A of the NYSE Exchange Listing Rules (the “Listing Rules”) requires listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. However, a “foreign private issuer” (as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is permitted to follow its home country practice in lieu of the above requirements. We are currently a foreign private issuer, and, as such, we may follow British Virgin Islands law, the law of our home country, with respect to the foregoing requirements, which does not require that a majority of our board consist of independent directors or that we implement a nominating or corporate governance committee. Our board therefore may include fewer independent directors than would be required if we were subject to the Listing Rules. Consequently, for so long as we remain a foreign private issuer, our board’s approach may be different from that of a board with a majority of independent directors, and as a result, our management oversight may be more limited than if we were subject to the Listing Rules. If in the future we lose our status as a foreign private issuer, we would be required to comply with the Listing Rules within six months of the date of determination.

We will likely lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 29, 2012. If more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on September 29, 2012, we will no longer be considered a foreign private issuer. There is a significant risk that we will lose our foreign private issuer status on September 29, 2012. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning March 31, 2013, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Listing Rules. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

Legislation has been introduced that would, if enacted, treat us as a U.S. corporation for U.S. federal income tax purposes.

On February 7, 2012, U.S. Senator Carl Levin introduced legislation in the U.S. Senate entitled the “Cut Loopholes Act.” U.S. Senator Levin and U.S. Representative Lloyd Doggett originally introduced similar legislative proposals in 2009 and similar legislation was proposed in 2010 and 2011. If enacted, this legislation would, among other things, cause us to be treated as a U.S. corporation for U.S. tax purposes, as generally any entity whose shares are publicly traded on an established securities market, or whose gross assets are $50 million or more, if the “management and control” of such a corporation is, directly or indirectly, is treated as occurring primarily within the United States. The proposed legislation provides that a corporation will be so treated if substantially all of the executive officers and senior management of the corporation who exercise day-to-day responsibility for making decisions involving strategic, financial and operational policies of the corporation are located primarily within the United States. To date, this legislation has not been approved by either the House of Representatives or the Senate. However, we can provide no assurance that this legislation or similar legislation will not ultimately be adopted. Any such modification to the U.S. federal income tax laws that affects the tax residency of a non-U.S. company managed and controlled in the United States could adversely affect the U.S. federal taxation of some or all of our income and the value of our ordinary shares.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares.

As a public company we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting by the time our annual report for Fiscal 2013 is due and thereafter. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our ordinary shares.

Item 4.	Information on the Company

A. History and Development of the Company

Including our predecessors, we have been in business since 1981. Michael Kors Holdings Limited was incorporated as a limited liability company in the British Virgin Islands (“BVI”) on December 13, 2002, and is registered at the Registry of Corporate Affairs of the BVI under number 524407. In 2003, Sportswear Holdings Limited, an entity owned by two of our directors, Silas K.F. Chou and Lawrence S. Stroll, acquired a majority interest in the Company. In December 2011, we completed our initial public offering of 54,280,000 ordinary shares (including the exercise of the underwriters’ over-allotment option) at a price of $20 per share. During March 2012, we completed a secondary offering of 25,000,000 ordinary shares at a price of $47.00 per share, which subsequently during April 2012 the underwriters exercised their additional share purchase option to purchase an additional 3,750,000 ordinary shares. Following our secondary offering, Sportswear Holdings Limited ownership decreased to approximately 25.0% of our ordinary shares and we ceased to be a “controlled company” under NYSE listing rules. See Item 6E: “Directors, Senior Management and Employees—Share Ownership.”

From the beginning of Fiscal 2007 through the Fiscal 2012, we have opened a total of 227 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 181 stores, as well as increasing our international store count by 46 stores. In addition, as of March 31, 2012, we have grown our wholesale doors to 2,677.

We maintain our principal executive offices at c/o Michael Kors Limited, Unit 1001, 10/F, Miramar Tower, 132 Nathan Road, Tsim Sha Tsui, Hong Kong, our telephone number is (852) 3928-5563 and our fax number is (852) 3928-5697. We maintain a website at www.michaelkors.com. We make available on the Investor page of our website reports that we file with the SEC and other material information concerning our Company.

B. Business Overview

General

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 31 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 85 countries. As a recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced strong sales momentum with a trajectory for significant future growth. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. In Fiscal 2012, our retail segment accounted for approximately 48.1% of our total revenue. As of March 31, 2012, our retail segment included:

•	191 North American retail stores, including concessions; and

•	46 international retail stores, including concessions, in Europe and Japan.

In Fiscal 2012, our wholesale segment accounted for approximately 46.9% of our total revenue. As of March 31, 2012, our wholesale segment included:

•	wholesale sales through approximately 2,027 department store and specialty store doors in North America; and

•	wholesale sales through approximately 650 department store and specialty store doors internationally.

Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. In Fiscal 2012, our licensing segment accounted for approximately 5.0% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world, including, among others, Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Harrods, Harvey Nichols, Selfridges, Le Bon Marché and Printemps. In 2004, we saw an opportunity to capitalize on the brand strength of the Michael Kors collection and address the significant demand opportunity in accessible luxury goods, and we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel. The MICHAEL Michael Kors collection is carried in all of our lifestyle stores as well as leading department stores throughout the world, including, among others, Bloomingdale’s, Nordstrom, Macy’s, Harrods, Harvey Nichols, Selfridges, Printemps, Lotte, Hyundai, Isetan and Lane Crawford. Taken together, our two primary collections target a broad customer base while retaining a premium luxury image. In addition to these two primary collections, we also offer select footwear and outerwear through our KORS Michael Kors accessible luxury collection, which is not material to our net sales.

Principal Market

We operate in the global luxury goods industry. According to the Altagamma Studies*, total global sales of luxury goods were approximately $226.6 billion in 2010 and $250.2 billion in 2011. Over the past ten years, the industry has grown and has remained resilient during economic downturns. In 2010, the industry showed a significant recovery with 13% growth and surpassed the pre-financial crisis peak of $222.7 billion set in 2007. The industry is expected to grow at a 6% CAGR from 2011 to 2014 to reach sales of between $307.8 billion and $314.4 billion. We believe that this growth will be driven by an improving global economy, favorable demographics and increased demand for luxury goods in emerging markets due to higher per capita income levels.

*	Comprised of: the Luxury Goods Worldwide Market Monitor, Spring 2012 Update, Luxury Goods Worldwide Market Study, 2011, Luxury Goods Worldwide Market Study Spring 2011 Update, the Luxury Goods Worldwide Market Study, and the Altagamma 2006 Worldwide Markets Monitor (together, the “Altagamma Studies”). These studies were prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. The Altagamma Studies analyze the global luxury goods market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All figures derived from the Altagamma Studies are based on an exchange rate of $1.31 to €1.00.

We operate our business in three operating segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, department stores, specialty stores and select licensing partners. Through our retail and wholesale segments we sell our products in three principal geographic markets: North America, Europe and Japan. Through our licensing segment pursuant to which we license to third parties use of our brand name and trademarks, certain production, sales and/or distribution rights, we generate revenue primarily in North America.

The following table details our net sales and revenue by segment and geographic location for the fiscal years then ended (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Retail net sales- North America	$573,394	$331,714	$183,452
Retail net sales- Europe	43,316	11,463	3,086
Retail net sales- Japan	10,230	1,018	—
Wholesale net sales- North America	544,686	386,566	289,179
Wholesale net sales- Europe	65,474	27,039	7,735
Licensing royalty revenue- North America	65,154	45,539	24,647

	$1,302,254	$803,339	$508,099

Marketing and Advertising

Our marketing strategy is to deliver a consistent message every time the consumer comes in contact with our brand through all of our communications and visual merchandising. Our image is created and executed internally by our creative marketing, visual merchandising and public relations teams, which helps ensure the consistency of our message.

In Fiscal 2012, we recognized approximately $31.4 million in advertising expense in North America and internationally. In conjunction with promoting a consistent global image, we use our extensive customer database and consumer knowledge to best target our consumers in an effort to foster marketing efficiency. We engage in a wide range of direct marketing programs, including, among others, emails, print advertising, catalogs and brochures, in order to stimulate sales in a consumer-preferred shopping venue. As part of our direct marketing strategy, our catalogs are sent to selected households to encourage consumer purchases and to build brand awareness. In addition, the growing number of visitors to our michaelkors.com online store provides an opportunity to increase the size of our database and to communicate with consumers to increase online and physical store sales and build brand awareness. We launched michaelkors.com in 2007 in partnership with Neiman Marcus. We sell merchandise to Neiman Marcus at wholesale, which is subsequently resold by Neiman Marcus through michaelkors.com. Neiman Marcus receives all of the proceeds from these online sales.

Manufacturing and Sourcing

We contract for the purchase of finished goods with independent third-party manufacturing contractors, whereby the manufacturing contractor is generally responsible for the entire manufacturing process, including the purchase of piece goods and trim. Although we do not have written agreements with any of our manufacturing contractors, we believe we have mutually satisfactory relationships with them. We allocate product manufacturing among third-party agents based on their capabilities, the availability of production capacity, pricing and delivery. We have relationships with various agents who source our finished goods with numerous manufacturing contactors on our behalf. Although we do not have written agreements with any of our agents, we believe we have mutually satisfactory relationships with them. In Fiscal 2012 and 2011, one third-party agent sourced approximately 17.0% and 19.5% of our finished goods purchases, respectively. In Fiscal 2012, by dollar volume, approximately 96.7% of our products were produced in Asia and Europe. See “—Import Restrictions and Other Government Regulations” and “Risk Factors”—We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.”

Manufacturing contractors and agents operate under the close supervision of our global manufacturing divisions and buying agents headquartered in North America, Europe and Asia. All garments are produced according to our specifications. Production staff in the United States monitor manufacturing at supplier facilities in order to correct problems prior to shipment of the final product. Procedures have been implemented under our vendor certification and compliance programs, so that quality assurance is focused upon as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption.

Intellectual Property

We own the Michael Kors and MICHAEL Michael Kors trademarks, as well as other material trademark rights related to the production, marketing and distribution of our products, both in the United States and in other countries in which our products are principally sold. We also have trademark applications pending for a variety of related logos. We aggressively police our trademarks and pursue infringers both domestically and internationally. We also pursue counterfeiters domestically and internationally through leads generated internally, as well as through our network of investigators and business partners around the world.

Pursuant to an agreement entered into by Mr. Kors in connection with the acquisition by Sportswear Holdings Limited of a majority interest in the Company in 2003, Mr. Kors (i) represented that all intellectual property rights used in connection with the Company’s business at such time were owned exclusively by the Company, (ii) assigned to the Company (to the extent not already assigned to and owned by the Company) exclusive worldwide rights in perpetuity to the “Michael Kors” name and trademark and all derivations thereof, as well as to Mr. Kors’ signature and likeness, and all goodwill associated therewith, (iii) agreed not to take any action against the Company inconsistent with such ownership by the Company (including, without limitation, by asserting any privacy, publicity or moral rights) and (iv) agreed not to use, whether or not he is employed by the Company, any of such intellectual property in connection with any commercial enterprise (provided that he may use the name Michael Kors as his legal name only, and not as service mark or trade name, to identify himself personally and to engage in charitable activities and other activities that do not compete with any businesses of the Company).

Competition

We face intense competition in the product lines and markets in which we compete. Our products compete with other branded products within their product category. In our wholesale business, we compete with numerous manufacturers, importers and distributors of accessories, footwear and apparel for the limited space available for product display. Moreover, the general availability of manufacturing contractors allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business.

In varying degrees, depending on the product category involved, we compete on the basis of style, price, customer service, quality, brand prestige and recognition, among other bases. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, distribution, marketing and other resources than us. We believe, however, that we have significant competitive advantages because of our brand recognition and the acceptance of our brand name by consumers. See “Risk Factors—The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability to decline.”

Seasonality

We experience certain effects of seasonality with respect to our wholesale and retail segments. Our wholesale segment experiences its greatest sales in our fourth fiscal quarter with our second and third fiscal quarters being relatively consistent as our second highest sales volume quarters. Our retail segment experiences greater sales during our third and fourth fiscal quarters as a result of Holiday season sales. In the aggregate, however, we do not experience significant quarter-to-quarter fluctuations in our sales. Moreover, given our recent growth, the effects of any seasonality are further muted by incremental sales related to our new stores and shop-in-shops.

Import Restrictions and Other Governmental Regulations

Virtually all of our merchandise imported into the United States, Canada, Europe and Asia is subject to duties. In addition, most of the countries to which we ship could impose safeguard quotas to protect their local industries from import surges that threaten to create market disruption. The United States and other countries may also unilaterally impose additional duties in response to a particular product being imported at unfairly traded prices that, in such increased quantities, cause or threaten injury to the relevant domestic industry (generally known as “anti-dumping” actions). If dumping is suspected in the United States, the United States government may self-initiate a dumping case on behalf of a particular industry. Furthermore, additional duties, generally known as countervailing duties, can also be imposed by the United States government to offset subsidies provided by a foreign government to foreign manufacturers if the importation of such subsidized merchandise injures or threatens to injure a United States industry. We are also subject to other international trade agreements and regulations, such as the North American Free Trade Agreement. See Item 3D—“Risk Factors—We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.”

Accessories, footwear and apparel sold by us are also subject to regulation in the United States and other countries by governmental agencies, including, in the United States, the Federal Trade Commission and the Consumer Products Safety Commission. These regulations relate principally to product labeling, licensing requirements, flammability testing and product safety. We are also subject to environmental laws, rules and regulations. Similarly, accessories, footwear and apparel sold by us are also subject to import regulations in the United States and other countries concerning the use of wildlife products for commercial and non-commercial trade, including the U.S. Fish and Wildlife Service. Our licensed products and licensing partners are also subject to regulation. Our agreements require our licensing partners to operate in compliance with all applicable laws and regulations, and we are not aware of any violations that could reasonably be expected to have a material adverse effect on our business or operating results.

Although we have not suffered any material restriction from doing business in desirable markets in the past, we cannot assure that significant impediments will not arise in the future as we expand product offerings and introduce additional trademarks to new markets.

C. Organizational Structure

We (Michael Kors Holdings Limited) are a holding company with 25 subsidiaries, 1 of which is incorporated in the British Virgin Islands, 6 of which are incorporated in the U.S., 1 of which is incorporated in Canada, 13 of which are incorporated in Europe, 1 of which is incorporated in Hong Kong, 1 of which is incorporated in Brazil, 1 of which is incorporated in Curacao, and 1 of which is incorporated in Japan. All of the aforementioned subsidiaries are wholly-owned by us. A list of our subsidiaries as of June 1, 2012 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

The following table sets forth the location, use and size of our significant distribution and corporate facilities as of March 31, 2012, all of which are leased. The leases expire at various times through Fiscal 2028, subject to renewal options.

Location	Use	Approximate Square Footage
Whittier, CA(1)	Distribution	513,375
Compton, CA(1)	Distribution	346,642
New York, NY	Corporate Offices	100,484
Montreal, Quebec	Canadian Corporate Office and Distribution	67,238
East Rutherford, NJ	Corporate Offices	31,000
Secaucus, NJ	Corporate Offices and Distribution	22,760
Secaucus, NJ	Corporate Offices	15,329

(1)	During Fiscal 2012, we operated our California distribution from three facilities in Compton, California. The leases for two of these facilities expired on March 31, 2012 and the third lease expires on June 30, 2012. During Fiscal 2012 we entered into an additional lease for a distribution center in Whittier, California, for purposes of consolidating the three existing California facilities into one facility, which we believe will allow us to significantly increase our distribution capabilities and efficiency. We took possession in October 2011 and intend to complete the transition into this warehouse by the end of our first fiscal quarter of our 2013 fiscal year.

As of June 1, 2012, we also occupied 221 leased retail stores worldwide (excluding concessions). We consider our properties to be in good condition generally and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

Other than fixed assets related to our stores (e.g. leasehold improvements, fixtures, etc.) and computer equipment, we do not own any material property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with the consolidated financial statements and notes thereto included as part of this report. This discussion contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as “may,” “expect,” “anticipate,” “estimate,” “seek,” “intend,” “believe” or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, capital expenditures, general and administrative expenses, capital resources, new stores, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed in this report that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review Item 3 Key Information—D. Risk Factors” and elsewhere in this annual report. Please see the section “Note Regarding Forward-Looking Statements” at the beginning of this annual report.

General Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this report.

Overview

Our Business

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 31 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 85 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales. We have also expanded our distribution capabilities beyond wholesale into retail which account for a major portion of our total revenue.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. As of March 31, 2012, our retail segment included 191 North American retail stores, including concessions, and 46 international retail stores, including concessions, in Europe and Japan. As of March 31, 2012, our wholesale segment included wholesale sales through approximately 2,027 department store and specialty store doors in North America and wholesale sales through approximately 650 department store and specialty store doors internationally. Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. During Fiscal 2012, our licensing segment accounted for approximately 5.0% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world. In 2004, we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel, and addresses the significant demand opportunity in accessible luxury goods. Taken together, our two collections target a broad customer base while retaining a premium luxury image.

The Michael Kors Collection

In the Michael Kors collection we offer accessories, including handbags and small leather goods, many of which are made from high quality leathers and other exotic skins, footwear and apparel, including ready-to-wear womenswear and menswear. Generally, our handbags and small leather goods retail from $500 to $6,000, our footwear retails from $500 to $1,300 and our women’s apparel retails from $400 to $4,000.

The MICHAEL Michael Kors Collection

The MICHAEL Michael Kors collection has a strong focus on accessories, in addition to offering footwear and apparel, and is carried in all of our lifestyle stores as well as leading department stores throughout the world. In the MICHAEL Michael Kors collection, we offer: accessories, primarily handbags, which are created to meet the fashion and functional requirements of our broad and diverse consumer base, and small leather goods, such as clutches, wallets, wristlets and cosmetic cases; footwear, exclusively in women’s styles; and womenswear, including dresses, tops, jeans, pants, skirts, shorts and outerwear. Generally, our handbags retail from $200 to $800, our small leather goods retail from $45 to $200, our footwear retails from $70 to $500 and our women’s apparel retails from $50 to $500.

Our Licensed Products

Watches. Fossil has been our exclusive watch licensee since April 2004. Watches are sold in our retail stores and by our licensing partner to wholesale customers in addition to select watch retailers. Generally, our watches retail for between $150 and $500.

Eyewear. Marchon has been our exclusive eyewear licensee since January 2004. Marchon has developed what we believe is a distinctive product assortment of eyewear inspired by our collections. Our eyewear products are focused on status eyewear with sunglasses serving as a key category. Eyewear is sold in our retail stores and by our licensing partner to wholesale customers in addition to select sunglass retailers and prescription eyewear providers. Generally, our eyewear retails for between $85 and $285.

Jewelry. Fossil has been our exclusive fashion jewelry licensee since December 2010. Our jewelry product line is complementary to our watches and accessories lines and is comprised of bracelets, necklaces, rings and earrings. Our jewelry is sold in our retail stores and by our licensing partner to wholesale customers in addition to other specialty stores. Generally, our jewelry retails for between $45 and $400.

Fragrances. Estée Lauder has been our exclusive women’s and men’s fragrance licensee since May 2003. Fragrances are sold in our retail stores and by our licensing partner to wholesale customers in addition to select fragrance retailers. Generally, our fragrances retail for between $20 and $115.

Trends and Uncertainties

Broaden Distribution Capabilities Beyond Wholesale into Retail. Over the years, we have successfully broadened our distribution capabilities beyond wholesale into retail, and we believe that this trend will continue as our retail store network grows at a faster rate than wholesale. We believe that retail allows greater control over the shopping environment, merchandise selection and many other aspects of the shopping experience that attracts and retains loyal customers and increases sales.

Costs of Manufacturing. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. These fluctuations may have a material impact on our sales, results of operations and cash flows to the extent they occur. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs to our products.

Demand for Our Accessories and Related Merchandise. Our performance is affected by trends in the luxury goods industry, as well as shifts in demographics and changes in lifestyle preferences. Currently, demand for our products is predicted to grow. According to the Altagamma Studies, demand for the worldwide luxury goods industry is predicted to grow from approximately $230.1 billion in 2010 to between $307.8 billion and $314.4 billion in 2014. The accessories product category represented 25% of total sales for the worldwide luxury goods industry in 2010 and was the fastest growing product category between 2005 and 2010, growing at a compound annual rate of 9%. We believe that we are well positioned to capitalize on the continued growth of the accessories product category, as it is one of our primary product category focuses.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, impairment of long-lived assets, goodwill, stock-based compensation and income taxes. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based upon judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue Recognition

We recognize retail store revenue upon sale of our products to retail consumers, net of estimated returns. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, after merchandise is shipped and title and risk of loss are transferred to our wholesale customers. To arrive at net sales for retail, gross sales are reduced by actual returns and by a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. The amounts reserved for retail sales returns were $1.7 million, $2.3 million and $1.4 million at March 31, 2012, April 2, 2011 and April 3, 2010, respectively. To arrive at net sales for wholesale, gross sales are reduced by provisions for estimated future returns, based on current expectations, trade discounts, markdowns, allowances, operational chargebacks, as well as for certain cooperative selling expenses. Total sales reserves for wholesale were $30.4 million, $25.2 million and $20.2 million at March 31, 2012, April 2, 2011 and April 3, 2010, respectively.

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing our trademarks, at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geography-specific licensing agreements is recognized as earned under the licensing agreements based on reported sales by licensees applicable to specified periods as outlined in the agreements. These agreements allow for the use of our trademarks to sell our branded products in certain geographic regions.

Long-lived Assets

We evaluate long-lived assets, including fixed assets and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of our estimated undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, sales and expense growth rates, devaluation and inflation. As such, these estimates may differ from actual cash flows. For Fiscal 2012 and Fiscal 2011, we recorded charges for impairments on fixed assets and intangible assets related to our retail segment of $3.3 million and $3.8 million, respectively.

Goodwill

On an annual basis, or whenever impairment indicators exist, we perform a valuation of goodwill. In the absence of any impairment indicators, goodwill is assessed during the fourth quarter of each fiscal year. These assessments are made with regards to reporting units within our wholesale and licensing segments, which are based on our current operating projections. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause us to conclude that impairment indicators exist and therefore that goodwill is impaired. Prior to Fiscal 2012, we performed our impairment testing for goodwill using the fair value approach, employing both the discounted cash flow method and market multiples method to determine the fair value of our reporting units (“step one”). These methods utilized both our historical results and projected future results. During Fiscal 2012, we adopted a new accounting pronouncement related to goodwill impairment analysis, which allows entities to initially perform a qualitative analysis (“step zero”) of the fair value of its reporting units to determine whether it is necessary to undertake a quantitative (“two step”) goodwill analysis. In the fourth quarter of Fiscal 2012, we used this new guidance in our annual impairment analysis for goodwill, and concluded that the carrying amounts of all reporting units exceeded their respective fair values.

We will continue to perform this initial qualitative analysis in future years. Should the results of this assessment result in either ambiguous or unfavorable conclusion we will perform additional quantitative testing consistent with the fair value approach mentioned above. The valuation methods used in the fair value approach, discounted cash flow and market multiples methods, require our management to make certain assumptions and estimates regarding certain industry trends and future profitability of our reporting units. If the carrying amount of a reporting unit exceeds its fair value, we would compare the implied fair value of the reporting unit goodwill with its carrying value. To compute the implied fair value, we would assign the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying value of the reporting unit goodwill exceeded the implied fair value of the reporting unit goodwill, we would record an impairment loss to write down such goodwill to its implied fair value. The valuation of goodwill is affected by, among other things, our business plan for the future and estimated results of future operations.

We have assessed our goodwill for impairment in our fourth quarter for the periods presented. There are no impairment charges related to goodwill for any of the fiscal periods presented.

Stock-based Compensation

We grant stock-based awards to certain of our employees and directors. These awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model and are recognized as expense over the requisite service period, based on attainment of certain vesting requirements, as well as our completion of an initial public offering. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate.

Our expected volatility is based on the average volatility rates of similar actively traded companies over the past 4.5-9.5 years, which is our range of estimated expected holding periods. The expected holding period for a performance based option is based on the period to expiration which is generally 9-10 years. This approach was chosen as it directly correlates to our service period. The expected holding period for time-based vesting options is based on the simplified method using the vesting term of generally 4 years and the contractual term of 7 years, resulting in a holding periods ranging from 4.5-4.75 years. The simplified method was chosen as a means to determine the Company’s holding period as prior to December 2011 there was no historical option exercise experience due to the Company being privately held. The risk-free rate is derived from the zero-coupon U.S. Treasury Strips yield curve, the period of which relates to the grant’s holding period. If factors change and we employ different assumptions, the fair value of future awards and resulting stock-based compensation expense may differ significantly from what we have estimated in the past.

Expense related to equity compensation during Fiscal 2012 was approximately $27.0 million. There was no expense related to equity compensation for periods prior to Fiscal 2012, as all of our equity grants were not exercisable due to an initial public offering (“IPO”) being one of the vesting requirements. The weighted average grant date fair value of stock options granted during Fiscal 2012, Fiscal 2011, and Fiscal 2010 was $8.01, $3.08, and $0.96, respectively.

Income Taxes

Deferred income tax assets and liabilities reflect temporary differences between the tax basis and financial reporting basis of our assets and liabilities and are determined using the tax rates and laws in effect for the periods in which the differences are expected to reverse. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or our own estimates and judgments.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of our deferred tax assets and provide valuation allowances as deemed necessary to reduce deferred tax assets to amounts that more-likely-than-not will be realized. This determination involves considerable judgment and our management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

We recognize the impact of an uncertain income tax position taken on our income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. The effect of an uncertain income tax position will not be taken into account if the position has less than a 50% likelihood of being sustained. Our tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. We record interest expense and penalties payable to relevant tax authorities as income tax expense.

Recent Accounting Pronouncements

We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that have a material impact on our results of operations, financial condition or cash flows based on current information.

Segment Information

We generate revenue through three business segments: retail, wholesale and licensing. The following table presents our revenue and income from operations by segment for the fiscal years then ended (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Revenue:
Net sales: Retail	$626,940	$344,195	$186,538
Wholesale	610,160	413,605	296,914
Licensing	65,154	45,539	24,647

Total revenue	$1,302,254	$803,339	$508,099

Income from operations:
Retail	$121,851	$61,194	$15,514
Wholesale	85,000	48,241	31,258
Licensing	40,831	27,431	9,402

Income from operations	$247,682	$136,866	$56,174

Retail

From the beginning of Fiscal 2007, when we first undertook our major retail growth initiative, through March 31, 2012, we have leveraged our successful retail store formats by opening a total of 227 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 181 stores, as well as increasing our international store count by 46 stores.

The following table presents the growth in our network of retail stores during Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Full price retail stores including concessions:
Number of stores	158	113	63
Increase during period	45	50	22
Percentage increase vs. prior period	39.8%	79.4%	53.7%
Total gross square footage	316,649	224,427	143,100
Average square footage per store	2,004	1,986	2,271

Outlet stores:
Number of stores	79	53	43
Increase during period	26	10	10
Percentage increase vs. prior period	49.1%	23.3%	30.3%
Total gross square footage	219,407	146,286	120,368
Average square footage per store	2,777	2,760	2,799

Wholesale

We sell our products directly to department stores across North America and Europe to accommodate consumers who prefer to shop at major department stores. In addition, we sell to specialty stores for those consumers who enjoy the boutique experience afforded by such stores. We continue to focus our sales efforts and drive sales in existing locations by enhancing presentation, primarily through the creation of more shop-in-shops with our proprietary fixtures that effectively communicate our brand and create a more personalized shopping experience for consumers. We tailor our assortments through wholesale product planning and allocation processes to better match the demands of our department store customers in each local market.

The following table presents the growth in our network of wholesale doors during Fiscal 2012, Fiscal 2011 and Fiscal 2010:

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Number of wholesale doors	2,677	2,032	1,600
Increase/(decrease) during period	645	432	287
Percentage increase vs. prior period	31.7%	27.0%	21.9%

Licensing

We generate revenue through product and geographic licensing arrangements. Our product license agreements allow third parties to use our brand name and trademarks in connection with the manufacturing and sale of a variety of products, including watches, fragrances, eyewear and jewelry. In our product licensing arrangements, we take an active role in the design process, marketing and distribution of products under our brands. Our geographic licensing arrangements allow third parties to use our tradenames in connection with the retail and/or wholesale sales of our branded products in specific geographic regions.

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Total revenue	$1,302,254	$803,339	$508,099
Gross profit as a percent of total revenue	57.8%	55.5%	52.5%
Income from operations	$247,682	$136,866	$56,174
Retail net sales—North America	$573,394	$331,714	$183,452
Retail net sales—Europe	$43,316	$11,463	$3,086
Retail net sales—Japan	$10,230	$1,018	$—
Increase in comparable store net sales—North American	39.8%	48.7%	19.2%
Increase in comparable store net sales—Europe*	21.8%	13.7%	n/a
Increase in comparable store net sales—Japan*	35.1%	n/a	n/a

Wholesale net sales—North America	$544,686	$386,566	$289,179
Wholesale net sales—Europe	$65,474	$27,039	$7,735

*	Where n/a is used, stores in that region were not open for the requisite comparable period.

General Definitions for Operating Results

Net sales consist of sales from comparable retail stores and non-comparable retail stores, net of returns and markdowns, as well as those made to our wholesale customers, net of returns, discounts, markdowns and allowances.

Comparable store sales include sales from a store that has been opened for one full year after the end of the first month of its operations. All comparable store sales are presented on a 52-week basis.

Royalty revenue from licensing consists of fees charged on sales of licensed products to our licensees as well as contractual royalty rates for the use of our trademarks in certain geographic territories.

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts used to hedge purchases denominated in a currency other than the local currency of a particular subsidiary.

Gross profit is net sales minus cost of goods sold.

Selling, general and administrative expenses consist of warehousing and distribution costs, rent for our distribution centers, store payroll, store occupancy costs (such as rent, common area maintenance, real estate taxes and utilities), information technology and systems costs, corporate payroll and related benefits, advertising and promotion expense and other general expenses.

Depreciation and amortization includes depreciation and amortization of fixed and definite-lived intangible assets.

Impairment charges consist of charges to write-down both fixed and intangible assets to fair value.

Income from operations consists of gross profit minus total operating expenses.

Interest expense represents interest and fees on our Credit Facility and amortization of deferred financing costs, offset by interest earned on highly liquid investments (investments purchased with an original maturity of three months or less, classified as cash equivalents).

Foreign currency gain represents unrealized income or loss from the re-measurement of monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries.

A. Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011

The following table details the results of our operations for Fiscal 2012 and Fiscal 2011 and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	% of Total Revenue for Fiscal 2012	% of Total Revenue for Fiscal 2011
	March 31, 2012	April 2, 2011
Statement of Operations Data:
Net sales	$1,237,100	$757,800	$479,300	63.2%
Royalty revenue	65,154	45,539	19,615	43.1%

Total revenue	1,302,254	803,339	498,915	62.1%
Cost of goods sold	549,158	357,274	191,884	53.7%	42.2%	44.5%

Gross profit	753,096	446,065	307,031	68.8%	57.8%	55.5%
Selling, general and administrative expenses	464,568	279,822	184,746	66.0%	35.7%	34.8%
Depreciation and amortization	37,554	25,543	12,011	47.0%	2.9%	3.2%
Impairment of long-lived assets	3,292	3,834	(542)		0.3%	0.5%

Total operating expenses	505,414	309,199	196,215	63.5%	38.8%	38.5%

Income from operations	247,682	136,866	110,816	81.0%	19.0%	17.0%
Interest expense, net	1,495	1,861	(366)	-19.7%	0.1%	0.2%
Foreign currency (gain) loss	(2,629)	1,786	(4,415)	-247.2%	-0.2%	0.2%

Income before provision for income taxes	248,816	133,219	115,597	86.8%	19.1%	16.6%
Provision for income taxes	101,452	60,713	40,739	67.1%	7.8%	7.6%

Net income	$147,364	$72,506	$74,858	103.2%

Total Revenue

Total revenue increased $498.9 million, or 62.1%, to $1,302.3 million for the fiscal year ended March 31, 2012, compared to $803.3 million for the fiscal year ended April 2, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Fiscal Years Ended				% of total Revenue for Fiscal 2012	% of total Revenue for Fiscal 2011
	March 31, 2012	April 2, 2011	$ Change	% Change
Revenue:
Net sales: Retail	$626,940	$344,195	$282,745	82.1%	48.1%	42.8%
Wholesale	610,160	413,605	196,555	47.5%	46.9%	51.5%
Licensing	65,154	45,539	19,615	43.1%	5.0%	5.7%

Total revenue	$1,302,254	$803,339	$498,915	62.1%

Retail

Net sales from our retail stores increased $282.7 million, or 82.1%, to $626.9 million for Fiscal 2012, compared to $344.2 million for Fiscal 2011. We operated 237 retail stores, including concessions, as of March 31, 2012, compared to 166 retail stores, including concessions, as of April 2, 2011. During Fiscal 2012, our comparable store sales growth increased $211.5 million, or 39.2%, from Fiscal 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line and watches during Fiscal 2012. In addition, our non-comparable store sales were $71.2 million during Fiscal 2012, which was primarily the result of opening 71 new stores since April 2, 2011.

Wholesale

Net sales to our wholesale customers increased $196.6 million, or 47.5%, to $610.2 million for Fiscal 2012, compared to $413.6 million for Fiscal 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during Fiscal 2012, as well as our continued efforts to work with our wholesale partners to enhance our presence in their department and specialty stores by converting more doors to shop-in-shops, and working with existing retailers in optimizing our presence in their stores.

Licensing

Royalties earned on our licensing agreements increased $19.6 million, or 43.1%, to $65.2 million for Fiscal 2012, compared to $45.5 million for Fiscal 2011. The increase in royalties was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $307.0 million, or 68.8%, to $753.1 million during Fiscal 2012, compared to $446.1 million for Fiscal 2011. Gross profit as a percentage of total revenue increased to 57.8% during Fiscal 2012, compared to 55.5% during Fiscal 2011. This increase in gross profit margin in the aggregate was primarily due to the growth in our retail net sales relative to our overall total revenue growth during the period, as our retail net sales generate higher gross profit margins relative to those of wholesale. In addition, gross profit margin increased in our retail and wholesale segments individually by approximately 89 basis points and 184 basis points, respectively. The increase in gross profit margin in our retail segment was due primarily to a decrease in markdowns during Fiscal 2012 compared to Fiscal 2011. The increase in gross profit margin in our wholesale segment resulted largely from an increase in gross profit margin contribution from our European wholesale sales which benefited from both the revaluation of foreign currency exchange contracts during Fiscal 2012, and from sales of higher margin product during Fiscal 2012 as compared to Fiscal 2011.

Total Operating Expenses

Total operating expenses increased $196.2 million, or 63.5%, to $505.4 million during Fiscal 2012, compared to $309.2 million for Fiscal 2011. Total operating expenses increased to 38.8% as a percentage of total revenue for Fiscal 2012, compared to 38.5% for Fiscal 2011. The components that comprise total operating expenses are explained below:

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $184.7 million, or 66.0%, to $464.6 million during Fiscal 2012, compared to $279.8 million for Fiscal 2011. The dollar increase was primarily due to increases in our retail occupancy and salary costs of $91.6 million, increases in professional fees of approximately $8.7 million, which include fees related to our private and public offerings, increases in advertising and promotional costs of $9.2 million and increases in corporate employee-related costs of $60.6 million. The increase in our retail occupancy and payroll costs was primarily due to the opening of an additional 71 retail stores during Fiscal

2012. Advertising costs increased primarily due to our expansion into new markets during Fiscal 2012, including domestic and international. The increase in our corporate employee-related costs was due primarily to the equity based compensation charge of approximately $27.0 million, as well as a $10.7 million charge related to the redemption of employee share options during our private placement in the second fiscal quarter of Fiscal 2012. The equity based compensation charge represented approximately $10.6 million of expenses which would have been recognized in prior fiscal years had an IPO occurred prior to Fiscal 2012. Selling, general and administrative expenses as a percentage of total revenue increased to 35.7% during Fiscal 2012, compared to 34.8% for Fiscal 2011. The increase as a percentage of total revenue was primarily due to equity compensation expense recognized during Fiscal 2012.

Depreciation and Amortization

Depreciation and amortization increased $12.0 million, or 47.0%, to $37.6 million during Fiscal 2012, compared to $25.5 million for Fiscal 2011. Dollar increases in depreciation and amortization were primarily due to the build-out of 71 new retail locations during this fiscal year as compared to 60 locations for the prior fiscal year, new shop-in-shop locations, and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 2.9% as a percentage of total revenue during Fiscal 2012, compared to 3.2% for Fiscal 2011.

Impairment on Long-Lived Assets

We recognized an impairment charge of approximately $3.3 million on fixed assets related to two of our retail locations during Fiscal 2012. For Fiscal 2011 impairment charges of $3.8 million were comprised of an impairment charge on fixed assets of $2.1 million related to two of our retail locations, and an impairment charge on definite-lived intangible assets for lease rights of $1.8 million related to one of those locations.

Income from Operations

As a result of the foregoing, income from operations increased $110.8 million, or 81.0%, to $247.7 million during Fiscal 2012, compared to $136.9 million for Fiscal 2011. Income from operations as a percentage of total revenue increased to 19.0% during Fiscal 2012, compared to 17.0% for Fiscal 2011.

The following table details income from operations for our three business segments (dollars in thousands):

	Fiscal Years				% of Net Sales/ Revenue for Fiscal 2012	% of Net Sales/ Revenue for Fiscal 2011
	March 31, 2012	April 2, 2011	$ Change	% Change
Income from Operations:
Retail	$121,851	$61,194	$60,657	99.1%	19.4%	17.8%
Wholesale	85,000	48,241	36,759	76.2%	13.9%	11.7%
Licensing	40,831	27,431	13,400	48.8%	62.7%	60.2%

Income from operations	$247,682	$136,866	$110,816	81.0%	19.0%	17.0%

Retail

Income from operations for our retail segment increased $60.7 million, or 99.1%, to $121.9 million during Fiscal 2012, compared to $61.2 million for Fiscal 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 1.7% as a percentage of new retail sales to 19.4% during Fiscal 2012. The increase as a percentage of net sales was due to the increase in gross profit margin as a percentage of net retail sales, discussed above, in addition to an approximately 0.6% decrease in operating expenses as a percentage of net retail sales. The decrease in operating expenses as a percentage of net retail sales resulted from the increase in our net retail sales during Fiscal 2012, which grew at a greater rate relative to expenses and more than offset the additional expenses incurred during the period such as those discussed above in selling, general and administrative expenses, as well as the charges related to the impairment of long-lived assets.

Wholesale

Income from operations for our wholesale segment increased $36.8 million, or 76.2%, to $85.0 million during Fiscal 2012, compared to $48.2 million for Fiscal 2011. Income from operations as a percentage of net wholesale sales for the wholesale segment increased approximately 2.2% as a percentage of net wholesale sales to 13.9%. This increase was primarily the result of the aforementioned increase in gross profit margin as a percentage of net wholesale sales during Fiscal 2012 compared to Fiscal 2011.

Licensing

Income from operations for our licensing segment increased $13.4 million, or 48.8%, to $40.8 million during Fiscal 2012, compared to $27.4 million for Fiscal 2011. Income from operations as a percentage of royalty revenue for the licensing segment increased approximately 2.5% as a percentage of revenue to 62.7%. This increase is primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed during Fiscal 2012, as compared to Fiscal 2011.

Interest Expense

Interest expense decreased $0.4 million, or 19.7%, to $1.5 million during Fiscal 2012, compared to $1.9 million for Fiscal 2011. The decrease in interest expense was primarily due to the decrease in the average balance on our Credit Facility during Fiscal 2012 as compared to Fiscal 2011, as well as a decrease in interest rates experienced during the period.

Foreign Currency (Gain) Loss

We recognized a foreign currency gain of $2.6 million during Fiscal 2012, as compared to a foreign currency loss of $1.8 million during Fiscal 2011. The gain during Fiscal 2012 was primarily due to the strengthening of the U.S. dollar relative to the Euro, which impacted the re-measurement of intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars. We expect the impact resulting from the re-measurement of these loans to diminish in future periods as certain of these intercompany loans were assumed by subsidiaries whose functional currency is the U.S. dollar, and as such are no longer subject to currency re-measurement.

Provision for Income Taxes

We recognized $101.5 million of income tax expense during Fiscal 2012, compared with $60.7 million for Fiscal 2011. Our effective tax rate for Fiscal 2012 was 40.8%, compared to 45.6% for Fiscal 2011. The decrease in our effective tax rate resulted primarily from the following: decrease in statutory income tax rates applicable to certain of our non-U.S. subsidiaries; and a decrease in our U.S. blended state income tax rate, as well as a greater portion of our income being recognized in jurisdictions with lower statutory income tax rates during Fiscal 2012 as compared to Fiscal 2011. This decrease was offset in part by the impairment charges recognized during Fiscal 2012, which yielded no income tax benefits.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $74.9 million, or 103.2%, to $147.4 million during Fiscal 2012, compared to $72.5 million for Fiscal 2011.

Comparison of Fiscal 2011 with Fiscal 2010

The following table details the results of our operations for Fiscal 2011 and Fiscal 2010 and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	% of Total Revenue Fiscal 2011	% of Total Revenue Fiscal 2010
	April 2, 2011	April 3, 2010
Statements of Operations Data:
Net sales	$757,800	$483,452	$274,348	56.7%
Royalty revenue	45,539	24,647	20,892	84.8%

Total revenue	803,339	508,099	295,240	58.1%
Cost of goods sold	357,274	241,365	115,909	48.0%	44.5%	47.5%

Gross profit	446,065	266,734	179,331	67.2%	55.5%	52.5%
Selling, general and administrative expenses	279,822	191,717	88,105	46.0%	34.8%	37.7%
Depreciation and amortization	25,543	18,843	6,700	35.6%	3.2%	3.7%
Impairment of long-lived assets	3,834	—	3,834		0.5%	0.0%

Total operating expenses	309,199	210,560	98,639	46.8%	38.5%	41.4%

Income from operations	136,866	56,174	80,692	143.6%	17.0%	11.1%
Interest expense, net	1,861	2,057	(196)	-9.5%	0.2%	0.4%
Foreign currency loss (gain)	1,786	(830)	2,616	-315.2%	0.2%	-0.2%

Income before provision for income taxes	133,219	54,947	78,272	142.4%	16.6%	10.8%
Provision for income taxes	60,713	15,699	45,014	286.7%	7.6%	3.1%

Net income	$72,506	$39,248	$33,258	84.7%

Total Revenue

Total revenue increased $295.2 million, or 58.1%, to $803.3 million for Fiscal 2011, compared to $508.1 million for Fiscal 2010. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Fiscal Years				% of total Revenue for Fiscal 2011	% of total Revenue for Fiscal 2010
	April 2, 2011	April 3, 2010	$ Change	% Change
Revenue:
Net sales: Retail	$344,195	$186,538	$157,657	84.5%	42.8%	36.7%
Wholesale	413,605	296,914	116,691	39.3%	51.5%	58.4%
Licensing	45,539	24,647	20,892	84.8%	5.7%	4.9%

Total Revenue	$803,339	$508,099	$295,240	58.1%

Retail

Net sales from our retail stores increased $157.7 million, or 84.5%, to $344.2 million for Fiscal 2011, compared to $186.5 million for Fiscal 2010. We operated 166 retail stores, including concessions, as of April 2, 2011, compared to 106 retail stores, including concessions, as of April 3, 2010. During Fiscal 2011, our comparable store sales growth increased $84.5 million, or 48.2%, from Fiscal 2010. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line and watches during Fiscal 2011. In addition, our non-comparable store sales were $73.2 million during Fiscal 2011, which was primarily the result of opening 60 new stores during Fiscal 2011.

Wholesale

Net sales to our wholesale customers increased $116.7 million, or 39.3%, to $413.6 million for Fiscal 2011, compared to $296.9 million for Fiscal 2010. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during Fiscal 2011, as well as our continued efforts to work with our wholesale partners to enhance our presence in their department and specialty stores.

Licensing

Royalties earned on our licensing agreements increased $20.9 million, or 84.8%, to $45.5 million for Fiscal 2011, compared to $24.6 million for Fiscal 2010. The increase in royalties was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $179.3 million, or 67.2%, to $446.1 million during Fiscal 2011, compared to $266.7 million for Fiscal 2010. Gross profit as a percentage of total revenue increased to 55.5% during Fiscal 2011, compared to 52.5% during Fiscal 2010. The increase in gross profit was due to an increase of approximately 300 basis points in gross profit margin generated from our retail segment, which largely resulted from fewer in-store markdowns during Fiscal 2011, as well as gross profit margin contributed from the increase in our royalty revenues. This increase was offset in part by a decrease in gross profit margin on our wholesale sales during Fiscal 2011, which was the result of an increase in costs of certain of our products. We did not offset these increases in product costs by increases in pricing, as we believed these increases in costs to be temporary fluctuations.

Total Operating Expenses

Total operating expenses increased $98.6 million, or 46.8%, to $309.2 million during Fiscal 2011, compared to $210.6 million for Fiscal 2010. Total operating expenses decreased to 38.5% as a percentage of total revenue for Fiscal 2011, compared to 41.4% for Fiscal 2010. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $88.1 million, or 46.0%, to $279.8 million during Fiscal 2011, compared to $191.7 million for Fiscal 2010. The dollar increase was primarily due to increases in our retail occupancy and salary costs of $46.3 million, increases in advertising costs of $5.0 million and increases in corporate employee-related costs of $12.1 million. The increase in our retail occupancy and payroll costs was due to the opening of an additional 60 retail stores during Fiscal 2011. Advertising costs increased primarily due to our expansion into new markets during Fiscal 2011, including domestic and international. The increase in our corporate employee-related costs was due primarily to the increase in our corporate staff to accommodate our North American and international growth. Selling, general and administrative expenses as a percentage of total revenue decreased to 34.8% during Fiscal 2011, compared to 37.7% for Fiscal 2010. The decrease as a percentage of total revenue was primarily due to economies of scale achieved relative to our increase in total revenue.

We may not continue to experience a continued reduction in selling, general and administrative expenses as a percentage of revenue, as expenses may increase as a result of our becoming a publicly traded company. These expenses include, but are not limited to, professional fees and compensation costs related to employee equity-based awards.

Depreciation and Amortization

Depreciation and amortization increased $6.7 million, or 35.6%, to $25.5 million during Fiscal 2011, compared to $18.8 million for Fiscal 2010. Dollar increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 3.2% as a percentage of total revenue during Fiscal 2011, compared to 3.7% for Fiscal 2010.

Impairment on Long-Lived Assets

Impairment on long-lived assets was $3.8 million for Fiscal 2011, which was comprised of an impairment charge on fixed assets of $2.1 million related to two of our retail locations, and an impairment charge on definite-lived intangible assets for lease rights of $1.8 million related to one of those locations. There were no impairment charges on long-lived assets during Fiscal 2010.

Income from Operations

As a result of the foregoing, income from operations increased $80.7 million, or 143.6%, to $136.9 million during Fiscal 2011, compared to $56.2 million for Fiscal 2010. Income from operations as a percentage of total revenue increased to 17.0% during Fiscal 2011, compared to 11.1% for Fiscal 2010.

The following table details income from operations for our three business segments (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	Fiscal 2011 % of Net Sales/ Revenue	Fiscal 2010 % of Net Sales/ Revenue
	April 2, 2011	April 3, 2010
Income from Operations:
Retail	$61,194	$15,514	$45,680	294.4%	17.8%	8.3%
Wholesale	48,241	31,258	16,983	54.3%	11.7%	10.5%
Licensing	27,431	9,402	18,029	191.8%	60.2%	38.1%

Income from Operations	$136,866	$56,174	$80,692	143.6%	17.0%	11.1%

Retail

Income from operations for our retail segment increased $45.7 million, or 294.4%, to $61.2 million during Fiscal 2011, compared to $15.5 million for Fiscal 2010. This increase was due to sales from the new stores opened, increases in comparable store sales and the increase in income from operations as a percentage of net retail sales of approximately 950 basis points to 17.8% during Fiscal 2011. The increase as a percentage of net sales was primarily due to decreases in selling, general and administrative expenses as a percentage of sales, the cost of which increased at a lesser rate than the rate of increase in net sales, as well as the aforementioned increase in gross profit margin of approximately 300 basis points during Fiscal 2011.

Wholesale

Income from operations for our wholesale segment increased $17.0 million, or 54.3%, to $48.2 million during Fiscal 2011, compared to $31.3 million for Fiscal 2010. This increase was primarily the result of the decrease in operating expenses as a percentage of net sales as a result of greater economies of scale experienced during Fiscal 2011 compared to Fiscal 2010.

Licensing

Income from operations for our licensing segment increased $18.0 million, or 191.8%, to $27.4 million during Fiscal 2011, compared to $9.4 million for Fiscal 2010. This increase is primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed from the prior fiscal year.

Interest Expense

Interest expense decreased $0.2 million, or 9.5%, to $1.9 million during Fiscal 2011, compared to $2.1 million for Fiscal 2010. The decrease in interest expense was primarily due to the decrease in the average balance on our Credit Facility of approximately $14.2 million during Fiscal 2011, which was partially offset by an increase in interest rates during the period.

Foreign Currency Loss (Gain)

Foreign currency loss during Fiscal 2011 was $1.8 million as compared to foreign currency income of $0.8 million during Fiscal 2010. The loss during Fiscal 2011 was primarily due to the strengthening of the Euro relative to the U.S. dollar, which impacted the re-measurement of intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars.

Provision for Income Taxes

We recognized $60.7 million of income tax expense during Fiscal 2011, compared with $15.7 million for Fiscal 2010. Our effective tax rate for Fiscal 2011 was 45.6%, compared to 43.8% for Fiscal 2010, before taking into effect a discrete item. Our discrete item related to a reversal of a tax liability during Fiscal 2010, which was negated as a result of the restructuring of certain of our foreign subsidiaries. Our effective tax rate after taking into effect the aforementioned discrete item was 28.6% for Fiscal 2010.

Net Income

As a result of the foregoing, our net income increased $33.3 million, or 84.7%, to $72.5 million during Fiscal 2011, compared to $39.2 million for Fiscal 2010.

B. Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our Credit Facility and available cash and cash equivalents. Our primary use of this liquidity is to fund our ongoing cash requirements, including working capital requirements, global retail store expansion and renovation, construction and renovation of shop-in-shops, investment in information systems infrastructure and expansion of our distribution and corporate facilities. We believe that the cash generated from our operations, together with borrowings available under our Credit Facility and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements. We spent approximately $88.2 million on capital expenditures during Fiscal 2012 and expect to spend over $150 million on capital expenditures during Fiscal 2013. The majority of these expected expenditures relate to new retail store openings planned for the year, with the remainder being used for investments in connection with developing new shop-in-shops, build-out of our new warehouse, corporate offices and enhancing our information systems infrastructure.

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	March 31, 2012	April 2, 2011
Balance Sheet Data:
Cash and cash equivalents	$106,354	$21,065
Working capital	$299,057	$117,673
Total assets	$674,425	$399,495
Revolving line of credit	$22,674	$12,765

	Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Cash Flows Provided By (Used In):
Operating activities	$115,290	$110,308	$28,592
Investing activities	(88,187)	(57,830)	(32,175)
Financing activities	58,639	(37,726)	5,581
Effect of exchange rate changes	(453)	649	1,206

Net increase in cash and cash equivalents	$85,289	$15,401	$3,204

Cash Provided by Operating Activities

Cash provided by operating activities increased $5.0 million to $115.3 million during Fiscal 2012, as compared to $110.3 million for Fiscal 2011. The increase in cash flows from operating activities is primarily due to an increase in our net income, offset, in part, by a decrease in changes to our accounts receivable and an increase in cash outflows on our inventory during Fiscal 2012 as compared to Fiscal 2011. The decrease in the change to our accounts receivable was largely the result of cash received during Fiscal 2011, which was related to sales billed late in our 2010 fiscal year. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales during Fiscal 2012. In addition, as we continue to open more retail stores we expect our expenditures on inventory to increase at a greater rate than the increase in our sales as inventory related to retail sales typically experiences slower inventory turnover than that of wholesale.

Cash provided by operating activities increased $81.7 million to $110.3 million during Fiscal 2011, as compared to $28.6 million for Fiscal 2010. The increase in cash flows from operating activities is primarily due to an increase in our net income, an increase in cash received on our accounts receivable and a decrease in expenditures in our accounts payable, offset in part by an increase in cash outflows related to our inventory during Fiscal 2011 as compared to Fiscal 2010. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales, and was a function of volume. The increase in the balance on our accounts payable was directly attributable to the increase in expenditures on our inventory described above. The increase in cash received on our accounts receivable is largely attributable to cash received from sales occurring from Fiscal 2010, which were billed late in that year as a result of the disruption in our primary distribution facility.

Cash Used in Investing Activities

Net cash used in investing activities increased $30.4 million to $88.2 million during Fiscal 2012, as compared to $57.8 million during Fiscal 2011. The increase in cash used in investing activities is primarily the result of the build-out of our new retail stores, which were constructed during Fiscal 2012, as well as shop-in-shops we installed during Fiscal 2012, as we grow our business. In addition, we spent approximately $3.7 million in capital expenditures related to our new distribution facility in California which we began operations in during fiscal 2012.

Net cash used in investing activities increased $25.7 million to $57.8 million during Fiscal 2011, as compared to $32.2 million during Fiscal 2010. The increase in cash used in investing activities is primarily the result of the build-out of our 60 new retail stores, which were constructed during Fiscal 2011, and shop-in-shops we installed during Fiscal 2011.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $58.6 million during Fiscal 2012, compared to net cash used in financing activities of $37.7 million during Fiscal 2011. The $96.4 million increase in cash flows from financing activities was primarily due to the net borrowings on our Credit Facility of $9.9 million during Fiscal 2012, as compared to net repayments of $31.2 million made during Fiscal 2011. In addition, we received net proceeds from the private placement of our convertible preference shares, completed in July 2011, of $9.6 million, as well as $9.7 million from the exercise of employee share options.

Net cash used in financing activities was $37.7 million in Fiscal 2011, compared to net cash provided by financing activities of $5.6 million during Fiscal 2010. The $43.3 million increase in net cash used in financing activities was primarily due to the net repayments on our Credit Facility of $31.2 million during Fiscal 2011, as compared to net borrowings of $4.5 million during Fiscal 2010.

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. Pursuant to such amendment, the Credit Facility provides for up to $100.0 million of borrowings, and expires on September 15, 2015. The agreement also provides for loans and letters of credit to our European subsidiaries of up to $35.0 million. All other terms and conditions under the Credit Facility remained consistent with the original agreement. The Credit Facility provides for aggregate credit available equal to the lesser of (i) $100.0 million, or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), restricts and limits additional indebtedness, and restricts the incurrence of additional liens and cash dividends. As of March 31, 2012, we were in compliance with all of our covenants covered under the agreement.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the revolving credit facility was 3.93% during Fiscal 2012. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of March 31, 2012, the amount outstanding under the Credit Facility was $22.7 million, and the amount available for future borrowings was $43.9 million. The largest amount borrowed during Fiscal 2012 was $34.8 million. At March 31, 2012, there were documentary letters of credit outstanding for approximately $21.8 million, and stand-by letters of credit of $11.3 million.

C. Research and Development, Patents and Licenses, etc.

We do not conduct research and development activities.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not created, and are not affiliated with, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business.

F. Contractual Obligations

Contractual Obligations and Commercial Commitments

As of March 31, 2012, our lease commitments and contractual obligations were as follows (in thousands):

Fiscal year ending	Fiscal 2013	Fiscal 2014-2015	Fiscal 2016-2017	Fiscal 2018 and Thereafter	Total
Operating leases	$62,994	$132,955	$124,483	217,950	$538,382
Credit Facility	—		22,674	—	22,674

	$62,994	$132,955	$147,157	$217,950	$561,056

Operating lease obligations represent our equipment leases and the minimum lease rental payments under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to our leased properties for our retail stores.

Credit Facility represents the balance as of March 31, 2012, which although it has a maturity date of September 15, 2015, is classified as a current liability on our consolidated balance sheets due to its revolving nature. In addition, interest on the Credit Facility is excluded from the above table as the amount due in future periods is unknown based on its revolving nature.

Excluded from the above commitments is $1.9 million of long-term liabilities related to uncertain tax positions, due to the uncertainty of the time and nature of resolution.

The above table also excludes amounts included in current liabilities in our consolidated balance sheet as of March 31, 2012, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

We do not have any long-term purchase obligations that represent firm commitments at March 31, 2012.

G. Safe Harbor

See the section entitled “Note Regarding Forward-looking Statements” at the beginning of this annual report

Item 6.	Directors, Senior Management and Employees

A. Executive Officers and Directors

The following table lists each of our executive officers and directors and their respective ages and positions as of June 1, 2012.

Name	Age	Position
Michael Kors	52	Honorary Chairman, Chief Creative Officer and Director
John D. Idol	53	Chairman, Chief Executive Officer and Director
Joseph B. Parsons	59	Executive Vice President, Chief Financial Officer, Chief Operating Officer, and Treasurer
Lee S. Sporn	52	Senior Vice President of Business Affairs, General Counsel and Secretary
Silas K. F. Chou	66	Director
Lawrence S. Stroll	52	Director
M. William Benedetto	71	Director
Stephen F. Reitman	64	Director

Set forth below is a brief biography of each of our executive officers and directors.

Michael Kors is Chief Creative Officer, Honorary Chairman and a director of the Company. Mr. Kors studied fashion design at the Fashion Institute of Technology in Manhattan and in 1981 created what has become an enduring and iconic luxury lifestyle empire with a distinctive point of view and global reach. He held his first runway show in 1984 for the Michael Kors fall collection and he has successfully built our Company into a global luxury lifestyle brand. Mr. Kors has been the recipient of numerous industry awards including the CFDA Womenswear Designer of the Year in 1999 and Menswear Designer of the Year in 2003. Amongst his other accolades, Mr. Kors has also been awarded The Accessories Council ACE Award for Designer of the Year in 2006 and Fashion Group International’s Star Honoree at its annual Night of Stars Awards in 2009. In 2010, the CFDA acknowledged Mr. Kors with their most prestigious honor, the Lifetime Achievement Award. He also received the Award of Courage from the American Foundation for AIDS Research (amfAR) in 2011. In addition to all of these accomplishments, from 1998 to 2004 Mr. Kors also served as creative director of Celine, the renowned French luxury brand. Mr. Kors has also been a judge on the Emmy-nominated reality show Project Runway since 2004.

John D. Idol has been the Chairman of Michael Kors since September 2011 and the Chief Executive Officer and a director since December 2003. Previously, from July 2001 until July 2003, Mr. Idol served as Chairman and Chief Executive Officer and a director of Kasper ASL, Ltd., whose lines included the Anne Klein brand. Prior to that, from July 1997 until July 2001, Mr. Idol served as Chief Executive Officer and a director of Donna Karan International Inc. Prior thereto, from 1994 until 1997, Mr. Idol served as Ralph Lauren’s Group President and Chief Operating Officer of Product Licensing, Home Collection and Men’s Collection.

Joseph B. Parsons is the Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer of Michael Kors and has been with the Company since January 2004. Previously, from March 2002 until December 2003, Mr. Parsons served as Executive Vice President and Chief Financial Officer of Kasper ASL, Ltd. Prior to that, until October 2001, Mr. Parsons served as Executive Vice President and Chief Financial Officer of Donna Karan International Inc., where he had been employed in various roles since 1993. Prior thereto, Mr. Parsons served as Assistant Controller for Crystal Brands, Inc. from 1989 to 1993. Previously, from 1979 to 1989, Mr. Parsons worked at KPMG, where he began his career.

Lee S. Sporn is the Senior Vice President of Business Affairs, General Counsel and Secretary of Michael Kors, and has been with the Company since December 2003. Previously, from September 2001 until December 2003, Mr. Sporn served as Senior Vice President, General Counsel and Secretary of Kasper ASL, Ltd. Prior to

that, until September 2001, Mr. Sporn served as Vice President of Intellectual Property and Associate General Counsel of Polo Ralph Lauren Corp., where he had been employed in various roles since 1990.

Silas K. F. Chou is Co-Chairman of Sportswear Holdings Limited, a global private equity company established in 1989 by Mr. Chou and Mr. Lawrence Stroll. Since its founding, Sportswear Holdings has acquired and successfully developed several global lifestyle brands, including Tommy Hilfiger, Pepe Jeans and Michael Kors. Sportswear Holdings’ current holdings include interests in Michael Kors, Michael Kors Far East, Tommy Hilfiger Asia, Karl Lagerfeld, Pepe Jeans and Hackett. Prior to forming Sportswear Holdings, Mr. Chou and Mr. Stroll owned and operated Poloco S.A., the European licensee for Polo Ralph Lauren apparel. Mr. Chou is also Chief Executive Officer of Novel Holdings, a Hong Kong based group that includes South Ocean Knitters, one of the world’s leading textile and apparel manufacturers, as well as a diversified investment business with dedicated investment teams focused on Asian real estate and global private equity, technology and life sciences. Mr. Chou is also Executive Chairman of Iconix China, a joint venture between Iconix Brand Group, Inc. (NYSE: ICON) and Novel Fashion, an affiliate of Mr. Chou, focused on developing Iconix’s portfolio of leading apparel and home goods brands in greater China. Mr. Chou has served as a director of Michael Kors since January 2003 and was its Co-Chairman from January 2003 to September 2011. Prior thereto, Mr. Chou was a director of Tommy Hilfiger Corporation, and he served as its Chairman and then Co-Chairman, from 1989 to 2002.

Lawrence S. Stroll is Co-Chairman of Sportswear Holdings Limited, a global private equity company established in 1989 by Mr. Stroll and Mr. Silas Chou. Since its founding, Sportswear Holdings has acquired and successfully developed several global lifestyle brands, including Tommy Hilfiger, Pepe Jeans and Michael Kors. Sportswear Holdings’ current holdings include interests in Michael Kors, Michael Kors Far East, Tommy Hilfiger Asia, Karl Lagerfeld, Pepe Jeans and Hackett. Prior to forming Sportswear Holdings, Mr. Stroll and Mr. Chou owned and operated Poloco S.A., the European licensee for Polo Ralph Lauren apparel, for which Mr. Stroll served as Chief Executive Officer. From April 2007 until September 2011, Mr. Stroll served as the Co-Chairman of Hackett Ltd. Mr. Stroll has also served as a director of Michael Kors since January 2003 and was its Co-Chairman from January 2003 to September 2011. Prior thereto, Mr. Stroll served as Co-Chairman of Tommy Hilfiger Corporation from 1998 to 2002 and as a director from 1992 to 2002, as well as Chief Executive Officer of Pepe Jeans London Corporation from 1993 to 1998. Mr. Stroll’s legal name is Lawrence S. Strulovitch.

M. William Benedetto has been a director of the Company since December 2011. Mr. Benedetto is a co-founder and chairman emeritus of The Benedetto Gartland Group, a boutique investment bank founded in 1988 that specializes in raising equity capital for private equity firms and providing other investment banking services. From 1983 to 1988, Mr. Benedetto served as executive vice president, director and manager of Dean Witter Reynolds, Inc.’s Investment Banking Division, and previously served as an executive in the financial services industry since 1978. From 1980 to 1983, Mr. Benedetto served as head of corporate finance for Warburg, Paribas Becker. Mr. Benedetto was lead director of Donna Karan International from 1996 to 2001 and chaired its audit and compensation committees. Mr. Benedetto was a member of the board of directors of Georgetown University, as well as the chairman of its board of regents until June 30, 2010. Mr. Benedetto is currently a director of FidelisCare, a not-for-profit healthcare insurance company.

Stephen F. Reitman has been a director of the Company since December 2011. Mr. Reitman has served on the board of directors of Reitmans (Canada) Limited, a specialty ladies’ wear retailer based in Canada, since 1984. From 1984 until June 2010, Mr. Reitman served as Executive Vice President and Chief Operating Officer of Reitmans (Canada) Limited, and in June 2010 he was appointed President and Chief Operating Officer. Mr. Reitman also currently serves on the board of directors of Celio International S.A., a privately-held European apparel retailer, and Simone Perele Canada Ltd., a wholly owned subsidiary of Simone Perele S.A. Mr. Reitman received his MBA from the Wharton School of the University of Pennsylvania in 1971.

B. Compensation of Executive Officers and Directors

This section sets forth (i) the compensation and benefits provided to our executive officers and directors for Fiscal 2012, (ii) a brief description of the bonus programs in which our executive officers participated in Fiscal 2012, (iii) the total amounts set aside in Fiscal 2012 for pension, retirement and similar benefits for our executive officers, and (iv) the number, exercise price and expiration date of share option grants made during Fiscal 2012.

For Fiscal 2012, our executive officers received total compensation, including base salary, bonus, matching contributions to the executive officer’s account under our 401(k) plan and certain perquisites, equal to $20.7 million in the aggregate.

Annual Cash Bonuses

Two of our executive officers, Messrs. Sporn and Parsons, are eligible to participate in the Michael Kors (USA), Inc. Executive Bonus Program (the “Bonus Plan”). Pursuant to the Bonus Plan, such executive officers and all other executives holding positions as division president, executive vice president, senior vice president, vice president, senior director, and any other employee who is specifically selected to participate in the Bonus Plan, may be awarded an annual cash bonus based on the attainment of divisional and corporate performance goals for each fiscal year. The specific criteria for determining performance are established by the board of directors of the Company at the beginning of each fiscal year. Actual bonuses for all participants in the Bonus Plan are based 30% on overall corporate performance and 70% on divisional performance. Bonus targets for each participant are a fixed percentage of the participant’s base salary based upon the participant’s position. Bonus targets range from 5% to 50% of base salary, and maximum bonus opportunities range from 10% to 100% of base salary. Messrs. Sporn and Parsons’ bonus targets and maximum bonus opportunities are set forth in their employment agreements as 50% and 100% of base salary, respectively. Awards for any fiscal year are determined as soon as practicable following the completion of the year and are payable only if the participant remains employed through the payment date.

Two of our executive officers, Messrs. Kors and Idol, do not participate in the Bonus Plan and instead are each eligible to receive an annual bonus pursuant to the terms of their employment agreements in an amount equal to a fixed percentage (2.5%) of our EBITDA for the relevant year with a maximum bonus opportunity of $5.0 million. Such bonus, if any, is payable within 30 days of the determination of our EBITDA and at the same time as other executives are eligible to receive payment under the Bonus Plan.

Pension, Retirement and Similar Benefits

Our executive officers participate in a 401(k) plan on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during Fiscal 2012 was $29,400.

Equity Grants issued during Fiscal 2012

In Fiscal 2012, we granted 920,543 share options and 395,834 restricted shares to our executive officers pursuant to the Michael Kors Holdings Limited Omnibus Incentive Plan (the “2012 Plan”)—see Equity Compensation Plans below. The share options entitle the executive officers to 920,543 ordinary shares at an exercise price of $20.00 per share. Both the options and the restricted shares vest in equal installments over four years. The options expire on the seventh anniversary of the date of grant.

In Fiscal 2012, we also granted 16,800 restricted share units to our independent directors. These restricted share units vest in full on the first anniversary of the date of grant. Settlement of these restricted share units has been deferred until December 2014.

Employment Agreements

On July 7, 2011, we entered into an amended and restated employment agreement with Michael Kors (the “Kors Agreement”), Michael Kors (USA), Inc. (“MKUSA”) and, for limited purposes, Sportswear Holdings Limited, which agreement was amended on December 1, 2011 in connection with our IPO. As so amended, the terms of the Kors Agreement provide for the continuous employment of Mr. Kors through the date of his death or permanent disability at an annual salary of $2.5 million, and MKUSA is not permitted to terminate Mr. Kors’ employment other than for cause (as defined in the Kors Agreement). During the term of the Kors Agreement, Mr. Kors shall have creative and aesthetic control of the products produced and sold under or bearing the “Michael Kors” and related trademarks, including exclusive control of the design of such products, provided that the exercise of such control must be commercially reasonable. Pursuant to the Kors Agreement, Mr. Kors receives compensation in the form of a base salary, bonus payment, employee benefits and perquisites (including life insurance coverage, health club membership, car and driver for business purposes, and tax preparation costs). If Mr. Kors’ employment is terminated for cause (as defined in the Kors Agreement), we have the option to purchase for book value all of the ordinary shares and/or other equity interests of the Company held by Mr. Kors. If Mr. Kors terminates his employment without the consent of MKUSA (and other than due to death or permanent disability or due to the Company’s breach of the Kors Agreement), he has agreed for the remainder of his lifetime to be an independent and exclusive design consultant for MKUSA for a yearly fee and not to compete with us. MKUSA has agreed that it will not enter into any new line of business without Mr. Kors’ consent, if he reasonably determines that such line of business is detrimental to the Marks (as defined in the Kors Agreement).

Also on July 7, 2011, we entered into an amended and restated employment agreement with John D. Idol (the “Idol Agreement”), MKUSA and, for limited purposes, Sportswear Holdings Limited, and such agreement was amended on December 1, 2011 prior to the completion of our IPO. As so amended, the term of the Idol Agreement extends through March 31, 2015 and will be automatically renewed for additional one-year terms, unless either party gives advance written notice that it will not renew. Unless otherwise agreed by Mr. Idol and MKUSA, the Idol Agreement will terminate upon a change in control (as defined in the Idol Agreement). Pursuant to the Idol Agreement, Mr. Idol receives compensation in the form of a base salary, annual bonus, employee benefits and perquisites (including life insurance coverage, and car and driver for business purposes). If Mr. Idol’s employment is terminated by MKUSA without cause or by him with good reason (each as defined in the Idol Agreement), he will receive severance benefits. For two years after termination of his employment, Mr. Idol has agreed not to hire any person who was employed or retained by MKUSA or any of its parents, subsidiaries or affiliates within the one-year period immediately preceding such employment or retention.

Joseph B. Parsons entered into an employment agreement (the “Parsons Agreement”) with MKUSA on January 5, 2004, and such agreement was amended on October 28, 2007 and was further amended on December 1, 2011 prior to the completion of our IPO. As further amended, the term of the Parsons Agreement extends through March 31, 2015 and will be automatically renewed for additional one-year terms unless either party gives advanced written notice that it will not renew. Pursuant to the Parsons Agreement, Mr. Parsons receives compensation in the form of a base salary, an annual bonus and participation in our benefit plans and programs. If Mr. Parsons’ employment is terminated by us without cause or by Mr. Parsons with good reason (each as defined in the Parsons Agreement), he will be entitled to receive severance pay for a one-year period, subject to his executing a release and separation agreement. Mr. Parsons has agreed not to compete with us for one year after the termination of his employment and has agreed not to hire, for a two-year period following the termination of his employment, any person who was employed or retained by MKUSA or any of its affiliates within the one-year period immediately preceding such employment or retention.

Finally, Lee S. Sporn entered into an employment agreement (the “Sporn Agreement”) with MKUSA on December 2, 2003, and such agreement was amended on September 7, 2007 and was further amended on December 1, 2011 prior to the completion of our IPO. As further amended, the term of the Sporn Agreement extends through March 31, 2015 and will be automatically renewed for additional one-year terms unless either party gives advance written notice not to renew. Pursuant to the Sporn Agreement, Mr. Sporn receives compensation in the form of a base salary, an annual bonus and participation in our benefit plans and programs.

If Mr. Sporn’s employment is terminated by us without cause or by Mr. Sporn with good reason (each as defined in the Sporn Agreement), he will be entitled to receive severance pay for a one-year period, subject to his executing a release and separation agreement. Mr. Sporn has agreed not to hire, for a two-year period following his termination of employment, any person who was employed or retained by MKUSA or any of its affiliates within the one-year period immediately preceding such employment or retention.

Director Compensation

We provide non-executive members of our board with compensation (including equity-based compensation) for their service on the board and any committees of the board. Non-executive directors are entitled to an annual cash retainer of $60,000 and a fee of $1,500 for each meeting he attends. In addition, the chair of our Audit Committee is entitled to an annual fee of $20,000 and the chair of our Compensation Committee is entitled to an annual fee of $15,000. For Fiscal 2012, the Company paid cash retainers and meeting payments for board and committee service in the amount of $68,000. We currently do not offer any severance benefits to our non-employee directors. Non-executive members of the board are also reimbursed for travel and other out-of-pocket expenses related to their board service. Messrs. Chou and Stroll have waived their rights to receive any compensation for service on the board of directors. Prior to our IPO, we did not compensate our directors for their service on the board of directors or any committee of the board of directors.

Equity Compensation Plans

The Company issues equity grants to certain employees and directors of the Company at the discretion of the Company’s Compensation Committee. The Company has two equity plans, one adopted in Fiscal 2008, the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), and the 2012 Plan which was adopted in the third fiscal quarter of Fiscal 2012. The 2008 Plan provided for the granting of share options only and was authorized to issue up to 23,980,823 ordinary shares. As of March 31, 2012, there are no shares available for the granting of equity awards under the 2008 Plan. The 2012 Plan allows for the granting of share options, restricted shares and restricted share units, and other equity awards, and authorizes a total issuance of up to 15,246,000 ordinary shares. Option grants issued from the 2008 Plan generally expire ten years from the date of the grant, and those issued under the 2012 Plan generally expire seven years from the date of the grant.

C. Board Practices

Our board of directors consists of six members. Our Memorandum and Articles of Association provides that our board of directors must be composed of between one and twelve members. The number of directors is determined from time to time by resolution of directors. Mr. Idol serves as the Chairman of our board of directors. He has primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. We have appointed Mr. Kors as the Honorary Chairman of our board because he is our founder and the namesake behind our brand. Mr. Kors participates in board meetings and deliberations in his capacity as a director.

Our board of directors is divided into three classes as described below. Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following their election (except that the initial Class I and Class II directors will serve until the first annual meeting and second annual meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year of such expiration. Messrs. Benedetto and Reitman are serving as Class I directors for a term expiring in 2012. Messrs. Kors and Stroll are serving as Class II directors for a term expiring in 2013. Messrs. Idol and Chou are serving as Class III directors for a term expiring in 2014. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Committees of the Board of Directors

Our board of directors has two standing committees: an Audit Committee and a Compensation Committee.

Audit Committee

Our Audit Committee consists of three directors: Messrs. Benedetto, Reitman and Idol. Messrs. Benedetto and Reitman satisfy the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the, “Exchange Act”), and Mr. Benedetto qualifies as an audit committee financial expert under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act. We comply with the Sarbanes-Oxley Act and the NYSE rules applicable to foreign private issuers, which require that the audit committee consist solely of directors who satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within the time periods set forth in the NYSE rules. Under the NYSE rules, we are permitted to phase in our independent Audit Committee by requiring one independent member at the time of our initial listing on the NYSE, a majority of independent members within 90 days of the effective date of our IPO registration statement and a fully independent committee within one year of the effective date of our IPO registration statement. As such, within one year of the effective date of our IPO registration statement, which was December 14, 2011, we intend to add an additional independent member to our board of directors who will replace Mr. Idol as a member of our Audit Committee.

Our Audit Committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies.

Compensation Committee

Our Compensation Committee consists of three directors: Messrs. Reitman, Benedetto and Idol. We comply with the rules of the NYSE applicable to foreign private issuers, which do not require a compensation committee nor require, if formed, the compensation committee to be comprised entirely of independent directors for as long as the issuer remains a foreign private issuer. The scope of our Compensation Committee’s duties include determining the compensation of our Chief Executive Officer and making recommendations to our board of directors with respect to the compensation of our other executive officers and other key management personnel. The Compensation Committee is also responsible for approving, allocating and administering our stock incentive plans, reviewing performance appraisal criteria and setting standards for and deciding on all employee equity-based award allocations when directed to do so by our board of directors.

D. Employees

At the end of Fiscal 2012, 2011 and 2010, we had approximately 4,180, 2,945 and 1,645 total employees, respectively. As of March 31, 2012, approximately 3,626 of our employees were engaged in retail selling and administrative positions, and our remaining employees were engaged in other aspects of our business. None of our employees are currently covered by collective bargaining agreements and we believe that our relations with our employees are good.

E. Share Ownership

The following table sets forth, as of June 1, 2012, certain information regarding the beneficial ownership of our ordinary shares by:

•	each of our current directors;

•	each of our current named executive officers; and

•	all of our current directors and current named executive officers as a group.

Percentages are based on the 192,731,390 ordinary shares that were issued and outstanding on June 1, 2012.

Name of Beneficial Owner:	Ordinary Shares Beneficially Owned(1)	Percent of Class
Michael Kors(2)	12,547,124	6.5%
John D. Idol(3)	7,687,959	4.0%
Joseph B. Parsons(4)	1,072,119	*
Lee S. Sporn(5)	531,931	*
Silas K. F. Chou(6)	48,264,778	25.0%
Lawrence S. Stroll(6)	48,264,778	25.0%
M. William Benedetto(7)	5,000	*
Stephen F. Reitman(7)	5,000	*
Directors and Executive Officers as a Group (8 persons)	70,113,911	35.9%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)	The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	This amount includes 166,667 restricted shares and 486,106 restricted shares and options to purchase ordinary shares held by Mr. Kors’ spouse that are vested and exercisable or will become vested and exercisable within 60 days.
(3)	This amount includes 166,667 restricted shares and 779,311 options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days. This amount also includes 2,000,000 ordinary shares held by certain grantor retained annuity trusts (“GRATS”) for the benefit of Mr. Idol’s children of which Mr. Idol is the grantor. Mr. Idol is not the trustee of the GRATS.
(4)	This amount includes 38,889 restricted shares and 1,033,230 options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days.
(5)	This amount includes 23,611 restricted shares and 508,320 options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days.
(6)	Represents ordinary shares owned by Sportswear Holdings Limited. Sportswear Holdings Limited is indirectly 50% owned by Westleigh Limited, which is privately owned by members of the Chao family (including Mr. Chou), and 50% owned by Flair Investment Holdings Limited, in which Mr. Stroll has an indirect beneficial ownership interest. Each of Sportswear Holdings Limited, Westleigh Limited and Flair Investment Holdings Limited, as well as Messrs. Chou and Stroll (in their capacities as Co-Chairmen of Sportswear Holdings Limited), may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the ordinary shares owned by Sportswear Holdings Limited through their respective direct or indirect ownership of the equity interests of Sportswear Holdings Limited.
(7)	This amount does not include 8,400 restricted share units. Settlement of these restricted share units has been deferred until 2014.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by each person known by us to be a beneficial owner of more than 5% of the ordinary shares. Currently we only have one class of shares issued and outstanding, that being ordinary shares, which have no par value. All of our ordinary shares have the same voting rights. The information provided in the table is based on information filed with the SEC and on information provided to the Company as of June 1, 2012.

Name of Beneficial Owner:	Ordinary Shares Beneficially Owned(1)	Percent of Class
Sportswear Holdings Limited(2)	48,264,778	25.0%
Ontario Teachers’ Pension Plan Board(3)	10,082,580	5.2%
FMR LLC(4)	14,471,445	7.5%
T. Rowe Price Associates, Inc.	10,206,005	5.3%
Executive Officers and Directors:
Michael Kors(5)	12,547,124	6.5%
Silas K. F. Chou(6)	48,264,778	25.0%
Lawrence S. Stroll(6)	48,264,778	25.0%

(1)	The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	Sportswear Holdings Limited is indirectly 50% owned by Westleigh Limited, which is privately owned by members of the Chao family (including Mr. Chou), and 50% owned by Flair Investment Holdings Limited, in which Mr. Stroll has an indirect beneficial ownership interest. Each of Sportswear Holdings Limited, Westleigh Limited and Flair Investment Holdings Limited, as well as Messrs. Chou and Stroll (in their capacities as Co-Chairmen of Sportswear Holdings Limited), may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the ordinary shares owned by Sportswear Holdings Limited through their respective direct or indirect ownership of the equity interests of Sportswear Holdings Limited.
(3)	The President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board has delegated to William T. Royan the authority to implement disposition decisions with respect to shares held by the Ontario Teachers’ Pension Plan Board; however, approval of such decisions is made by senior personnel within the public equities group of the Ontario Teachers’ Pension Plan Board in accordance with internal portfolio guidelines. Voting decisions are made by personnel within the public equities group of the Ontario Teachers’ Pension Plan Board in accordance with internal proxy voting guidelines. As such, Mr. Royan expressly disclaims beneficial ownership of such ordinary shares.
(4)

The ordinary shares held by FMR LLC consist of (i) 945,237 ordinary shares held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund (the “Blue Chip Fund”), (ii) 535,647 ordinary shares held by Fidelity Financial Trust: Fidelity Independence Fund (the “Independence Fund”), (iii) 1,320,193 ordinary shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iv) 2,153,561 ordinary shares held by Fidelity Puritan Trust: Fidelity Puritan Fund, (v) 15,759 ordinary shares held by Variable Insurance Products Fund V: Asset Manager: Growth Portfolio (the “Growth Portfolio”) and (vi) 78,763 ordinary shares held by Variable Insurance Products Fund V: Asset Manager Portfolio (the “Asset Manager Portfolio” and collectively, the “Funds”). Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of ordinary shares as a result of acting as investment adviser to the Funds, all of which are investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the Funds each has sole power to dispose of the shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC’s is deemed to beneficially own a nominal amount (less than 1%) of the ordinary shares outstanding of the Company, beneficially owned through

Strategic Advisers, Inc. FIL Limited (“FIL”) and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors (collectively, “International Funds”). FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of less than 1% of the ordinary shares outstanding of the Company. FIL has sole dispositive power over the ordinary shares owned by the International Funds. FIL has sole power to vote or direct the voting of 0 ordinary shares and no power to vote or direct the voting of the ordinary shares held by the International Funds. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.
(5)	Mr. Kors is our Honorary Chairman, Chief Creative Officer and a Director. This amount includes 166,667 restricted shares and 486,106 restricted shares and options to purchase ordinary shares held by Mr. Kors’ spouse that are vested and exercisable or will become vested and exercisable within 60 days.
(6)	Represents ordinary shares owned by Sportswear Holdings Limited. Mr. Chou and Mr. Stroll are each Directors of the Company.

Under the terms of the Voting Agreement described under Item 7B: “Major Shareholders and Related Party Transactions—Related Party Transactions—Voting Agreement”, Mr. Kors, Mr. Idol and Sportswear Holdings Limited, together with the other Existing Shareholders (as defined under “—Reorganization Transactions and Preference Share Sale” below) were deemed to constitute a “group” that, prior to the consummation of our IPO in December 2011, collectively beneficially owned 147,134,033 ordinary shares, or approximately 78.1% of our total ordinary shares issued and outstanding for purposes of Section 13(d)(3) of the Exchange Act. In connection with our IPO, the Existing Shareholders sold 51,547,599 ordinary shares, and as a result, the beneficial ownership of the “group” for purposes of Section 13(d) of the Exchange Act was reduced to approximately 50.6% of our total outstanding ordinary shares. Immediately prior to the consummation of our secondary offering in March 2012, the Existing Shareholders collectively beneficially owned 96,807,181 ordinary shares, or approximately 50.6% of our total ordinary shares issued and outstanding for purposes of Section 13(d)(3) of the Exchange Act. In connection with our secondary offering, the Existing Shareholders sold 20,914,006 ordinary shares, and as a result, the beneficial ownership of the “group” for purposes of Section 13(d) of the Exchange Act was reduced to approximately 39.4% and the Voting Agreement terminated. See “—Voting Agreement” below. In addition, immediately prior to the consummation of the secondary offering, Sportswear Holdings Limited, Mr. Kors, Ontario Teachers’ Pension Plan Board and FMR LLC beneficially owned approximately 32.4%, 8.3%, 6.9% and 8.2%, respectively, of our ordinary shares for purposes of Section 13(d)(3) of the Exchange Act. As a result of the secondary offering, the ownership percentage of Sportswear Holdings, Mr. Kors, Ontario Teachers’ Pension Plan Board and FMR LLC was reduced to approximately 25.1% , 6.4%, 5.2% and 7.5%, respectively.

B. Related Party Transactions

Reorganization Transactions and Preference Share Sale

On July 7, 2011, we, our shareholders as of such date, including Sportswear Holdings Limited, Michael Kors and John D. Idol (the “Existing Shareholders”), and certain other investors, including Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. and its affiliated entities, and FMR LLC and its affiliated entities (the “Preference Share Investors”), entered into a subscription agreement (the “Subscription Agreement”) providing for the sale by the Existing Shareholders of 10,639,716 preference shares and by us of 217,137 preference shares to the Preference Share Investors for an aggregate purchase price of approximately $500.0 million (such sale, the “Preference Share Sale”). Certain other terms of the Subscription Agreement are described below under “—Subscription Agreement.”

In connection with the Preference Share Sale, we, certain of our affiliates named below and the Existing Shareholders entered into a series of transactions (the “Reorganization Transactions”) to simplify our capital structure and effect the Reorganization prior to the consummation of the Preference Share Sale. As part of the Reorganization Transactions, among other steps, SHL-Kors Limited (“SHLK”), a British Virgin Islands company and our largest direct shareholder at the time, merged with and into us (the “First Merger”), with us as the surviving corporation. At the time of the First Merger, SHLK was a wholly owned subsidiary of SHL Fashion

Limited (“SHLF”), a British Virgin Islands company affiliated with Sportswear Holdings Limited and Messrs. Idol, Chou and Stroll. Following the First Merger, SHLF, then our largest direct shareholder, merged with and into us (the “Second Merger”), with us as the surviving corporation.

Immediately prior to the First Merger, SHLK held a $101.7 million note issued by us and payable to SHLK, our largest direct shareholder at the time, and SHLF held a $148.4 million note issued by SHLK and payable to SHLF, its direct parent company at the time. SHLF contributed $46.7 million of the $148.4 million note receivable it held to the capital of SHLK, and we assumed SHLK’s remaining $101.7 million note payable to SHLF in consideration for the extinguishment of our $101.7 million note payable to SHLK. In addition, also immediately prior to the First Merger, SHLK distributed a $2.3 million loan owed to it by Mr. Kors (which loan was subsequently repaid), and SHLK and SHLF distributed a $6.4 million loan owed to them by Michael Kors Far East Holdings Limited, an affiliate of Messrs. Kors, Idol, Chou and Stroll (“Far East Holdings”), in each case to the preference shareholders of SHLF at the time, including Sportswear Holdings Limited, in partial redemption of such preference shares. In the First Merger, SHLF, the sole shareholder of SHLK, received newly issued ordinary shares of the Company in exchange for its ordinary shares of SHLK.

Immediately prior to the Second Merger, we issued ordinary shares to SHLF in consideration for the extinguishment of our $101.7 million note payable to SHLF. In the Second Merger, (i) Mr. Kors received newly issued ordinary shares and preference shares of the Company in exchange for his ordinary shares of the Company, (ii) Mr. Idol received newly issued ordinary shares and preference shares of the Company in exchange for his ordinary shares of SHLF and (iii) the other shareholders of SHLF, including Sportswear Holdings Limited, received newly issued ordinary shares and preference shares of the Company in exchange for their ordinary and preference shares of SHLF.

Immediately after the consummation of the Second Merger, we, the Existing Shareholders and the Preference Share Investors consummated the Preference Share Sale. After giving effect to the Preference Share Sale, the Existing Shareholders held 38,719,484 ordinary shares (without giving effect to the Share Split), representing all of our ordinary shares, and the Preference Share Investors held 10,856,853 preference shares, representing all of our preference shares.

In addition, during August 2011, we redeemed certain of our outstanding stock options held by our employees, including stock options held by Mr. Idol, Mr. Parsons and Mr. Sporn, at a per share price equal to the purchase price paid by the Preference Share Investors for preference shares in the Preference Share Sale, less the applicable exercise price for such stock options, for an aggregate cash payment to all employees of approximately $10.7 million.

Immediately prior to the completion of our IPO, we converted all of the outstanding preference shares of the Company into 41,256,025 ordinary shares (based on a conversion rate of 3.8-to-1).

Subscription Agreement

Under the Subscription Agreement, we, the Existing Shareholders and the Preference Share Investors made certain customary representations and warranties in connection with the Preference Share Sale. We made representations and warranties concerning, among other things, our corporate existence and our subsidiaries; our execution, delivery and performance of the Subscription Agreement; the Preference Share Sale and our conduct in connection therewith; our financial statements and capitalization; and our business operations.

In addition, we and the Existing Shareholders agreed to indemnify the Preference Share Investors, and the Preference Share Investors agreed to indemnify us and the Existing Shareholders, from any losses incurred in connection with any breach of the representations and warranties contained in the Subscription Agreement. Our indemnification obligations (other than with respect to certain “fundamental” representations and warranties) are subject to a cap of 50% of the aggregate purchase price paid by all Preference Share Investors in the Preference Share Sale. In addition, our indemnification obligations with respect to any Preference Share Investor are subject to a deductible of 1% of the purchase price of such Preference Share Investor. Lastly, we will be required to pay an additional gross-up amount to any Preference Share Investor to take into account the fact that the payment is coming from us and such Preference Share Investor has an ownership interest in us. Losses payable pursuant to these indemnification obligations must be paid exclusively in cash, and these obligations (other than with respect to certain “fundamental” representations and warranties) will survive until the later of (i) January 11, 2013 or (ii) 30 days following the delivery of our audited consolidated financial statements for Fiscal 2012.

Shareholders Agreement

In connection with the Preference Share Sale, we entered into a Shareholders Agreement (the “Shareholders Agreement”) with our current shareholders, including Mr. Kors, Mr. Idol, Sportswear Holdings Limited, Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. and its affiliated entities, and FMR LLC and its affiliated entities. The Shareholders Agreement contains provisions restricting the transfer of our shares by our current shareholders and provisions related to certain preemptive rights, rights of first offer, tag-along rights, drag-along rights, information rights and registration rights. Upon the consummation of our IPO, most of the provisions of the Shareholders Agreement terminated, other than those relating to the registration rights described below.

Subject to certain limitations, any current shareholder or group of current shareholders holding at least 5% of the outstanding ordinary shares held by the parties to the Shareholders Agreement that are not covered by an effective registration statement under the Securities Act (“Registrable Securities”) has the right to demand (a “Demand Right”) that we register under the Securities Act all or a portion of such shareholder or shareholders’ Registrable Securities at our expense (a “Demand Registration”). The Existing Shareholders are collectively entitled to exercise five Demand Rights at any time, and the Preference Share Investors are collectively entitled to exercise one Demand Right on or after July 11, 2013. In each case, the shareholders exercising the Demand Right must request the registration of Registrable Securities with an aggregate estimated market value of at least $40,000,000. Upon the exercise of a Demand Right, we must notify our other current shareholders, and they may exercise piggyback registration rights with respect to the Demand Registration.

In addition to Demand Rights, if we propose to register any of our shares under the Securities Act, either for our own account or for the account of others, we must give prompt notice to each of our current shareholders of our intent to do so and the number and class of shares to be registered (a “Piggyback Notice”), and each such shareholder will have piggyback registration rights and will be entitled to include any part of its Registrable Securities in such registration, subject to certain exceptions.

Finally, if we become eligible to use a shelf registration statement on Form S-3 or Form F-3 in connection with a secondary public offering of our ordinary shares, any current shareholder or group of current shareholders holding at least 4% of the ordinary shares that were outstanding as of July 11, 2011, the date of the Shareholders Agreement, will be entitled to unlimited demand registrations, subject to certain limitations, including, among others, that such shareholders must propose to sell Registrable Securities at an aggregate price to the public (net of any underwriters’ discounts or commissions) of at least $20,000,000. Following the filing of a shelf registration statement on Form S-3 or F-3, the holders of a majority of the Registrable Securities included therein may initiate a shelf take-down offering, and we must use our reasonable best efforts to effect an amendment or supplement to such shelf registration statement for such offering.

The registration rights described above are subject to customary limitations and exceptions, including our right to withdraw or defer a registration in certain circumstances and certain cutbacks by the underwriters if marketing factors require a limitation on the number of shares to be underwritten in a proposed offering.

In connection with the potential registrations described above, we have agreed to indemnify our current shareholders against certain liabilities. In addition, we will bear all fees, costs and expenses associated with such registrations, excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for all of the selling shareholders in an offering.

Under the Shareholders Agreement, Sportswear Holdings Limited exercised a Demand Right to cause us to file the registration statement relating to our IPO and the registration statement relating to our secondary offering.

Voting Agreement

In connection with the Preference Share Sale, we entered into the Voting Agreement with the Existing Shareholders pursuant to which the Existing Shareholders agreed to vote all of their respective ordinary shares (and any other voting securities of the Company over which each such Existing Shareholder has voting control) as a block in accordance with the vote of the majority of the ordinary shares held by the Existing Shareholders on all matters (the “Voting Provisions”). The Voting Provisions will terminate upon the earlier of (i) the date the Existing Shareholders cease to own, in the aggregate, at least 50% of our outstanding ordinary shares, (ii) a Company Sale (as defined in the Voting Agreement) or (iii) July 11, 2016. The voting provisions terminated as a result of our secondary offering in March 2012. Under the Voting Agreement, the Existing Shareholders also agreed to certain transfer restrictions on their shares, which terminated upon the consummation of our IPO.

Michael Kors Far East Holdings Limited

Certain of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited, own Michael Kors Far East Holdings Limited (“Far East Holdings”), a BVI Company. We have entered into agreements (the “Far East Licensing Agreements”) with certain subsidiaries of Far East Holdings (the “Licensees”) pursuant to which the Licensees have exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. The Far East Licensing Agreements expire on March 31, 2041, and we may terminate them at certain intervals if certain minimum sale benchmarks are not met.

Any issuance or transfer of an equity interest in Far East Holdings or any of its subsidiaries is subject to our right of first refusal, except for the following issuances: (i) issuances to Far East Holdings’ existing shareholders and their affiliates so long as Sportswear Holdings Limited and its affiliates retain a majority interest in Far East Holdings; (ii) issuances to third parties for bona fide business financing purposes so long as such third parties agree to be bound by our right of first refusal; (iii) issuances pursuant to employee stock plans; (iv) issuances in connection with a bona fide business acquisition; (v) issuances to vendors, lenders, lessors and other similar persons; and (vi) issuances pursuant to stock splits, stock dividends and other recapitalizations. In addition, in the event that Far East Holdings or any of its subsidiaries proposes to consummate an initial public offering, we have the right to purchase the proposed listing entity based on its total market capitalization upon consummation of the initial public offering, as determined by a mutually agreed, internationally recognized investment bank.

We also provide the Licensees with certain services, including, but not limited to, supply chain and logistics support, management information system support and tax and accounting support at the request of the Licensees, for which we charge the Licensees allocated internal costs employed in delivering these services, including a contractually agreed upon markup. As of March 31, 2012, amounts charged by us to the Licensees for these services to date totaled $0.9 million. As of March 31, 2012, there have been no cash payments received related to these charges.

Affiliate Office Space and Related Services

Certain of our directors own entities related to our former parent, SHL Fashion Limited, such as SHL Investment Group (USA), Inc. We provide office space and office related services to SHL Investment Group (USA) for which we charged approximately $0.2 million in Fiscal 2012.

MKHL Canada Contribution

In December 2010, we issued ordinary shares to SHLK and Mr. Kors in consideration for their contribution (the “MKHL Canada Contribution”) to the Company of 100% of the shares of MKHL Canada Limited (“MKHL Canada”). In connection with this transaction, we agreed to indemnify Mr. Kors for tax obligations that might arise related to his exchange of shares in MKHL Canada for ordinary shares of the Company if certain events, which are within the control of the Company, occur with respect to the equity interests or business assets of the Company and its subsidiaries. Depending upon the occurrence of such events, we estimate that this indemnity could range up to approximately $3.5 million. However, as a result of the sale by Mr. Kors of his interests in the Company acquired in the MKHL Canada Contribution in the Preference Share Sale, we believe we will have no liability under this indemnity obligation.

Note Payable to SHLK

Immediately prior to the First Merger, SHLK, our largest direct shareholder at the time, held a non-interest bearing note which represented advances provided to us by SHLK. This note was extinguished immediately prior to the Second Merger, which was completed in July 2012, and had an outstanding balance of $101.7 million at the time of extinguishment. As described above under “—Reorganization Transactions and Preference Share Sale,” this note was extinguished in connection with the Reorganization Transactions.

Other Relationships

Lance LePere is the Executive Vice President—Creative Director—Women’s Design of MKUSA. Mr. LePere is the spouse of Michael Kors, our Honorary Chairman and Chief Creative Officer.

From time to time, Sportswear Holdings Limited or its affiliates have provided a plane for purposes of business travel to the directors and senior management of the Company at no charge to the Company. In the future, the Company may charter a plane from Sportswear Holdings Limited or its affiliates for its directors and senior management for purposes of business travel on terms and conditions not less favorable to the Company than it would receive in an arm’s-length transaction with a third party. During Fiscal 2012, amounts charged to selling, general & administrative expenses for use of this plane totaled approximately $1.4 million.

Related Party Transactions Policies and Procedures

We have adopted a written Related Person Transactions Policy (the “policy”), which sets forth our policy with respect to the review, approval and ratification of certain related party transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for the implementation of and compliance with this policy.

For the purposes of the policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related party (as defined in the policy) had, has or will have a direct or indirect material interest. A “related party transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or compensation committee.

The policy requires that notice of a proposed related party transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related party transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our audit committee may approve only those related party transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related party transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or has been completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related party transaction.

The policy also provides that our Audit Committee review certain previously approved or ratified related party transactions that are ongoing to determine whether the related party transaction remains in our best interests and the best interests of our shareholders. Additionally, we also make periodic inquiries of executive officers and directors with respect to any potential related party transaction of which they may be a party or of which they may be aware.

Item 8.	Financial Information

A. Financial Statements and Other Financial Information

Please see Item 18 below.

Legal Proceedings

We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business, financial condition or operating results.

Dividend Policy

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the Credit Facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Since our IPO on December 15, 2011, our ordinary shares have traded on the NYSE under the symbol “KORS”. The following table sets forth the high and low prices for the ordinary shares on the NYSE since the date of listing for the periods indicated:

	High	Low
Third Fiscal Quarter Ended December 31, 2011	$27.58	$23.51
December 15, 2011 through December 31, 2011	$27.58	$23.51
Fourth Fiscal Quarter Ended March 31, 2012	$50.69	$25.50
January 1, 2012 through January 28, 2012	$30.65	$25.50
January 29, 2012 through February 25, 2012	$44.97	$29.32
February 26, 2012 through March 31, 2012	$50.69	$41.57
Subsequent to March 31, 2012
April 1, 2012 through April 28, 2012	$48.00	$39.73
April 29, 2012 through May 26, 2012	$49.50	$37.00
May 27, 2012 through June 1, 2012	$42.29	$36.88

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Memorandum has been previously filed as Exhibit 99.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-35368), filed with the SEC on February 14, 2012, and is incorporated by reference into this annual report. The information called for by this Item 10B—“Additional Information—Memorandum and Articles of Association” has been reported previously in our Registration Statement on Form F-1 (File No. 333-180002), filed with the SEC on March 9, 2012, as amended on March 19, 2012, under the heading “Description of Share Capital,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the British Virgin Islands or by our Memorandum.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. See Item 5C. “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Revolving Credit Facility” for a description of the material terms of the Credit Facility. A copy of the Credit Facility is included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on December 2, 2011, and is incorporated by reference herein.

Subscription Agreement and Restructuring Agreement

On July 7, 2011, we entered into a Subscription Agreement with our Existing Shareholders and the Preference Share Investors providing for the sale by the Existing Shareholders of 10,639,716 preference shares and the sale by us of 217,137 preference shares to the Preference Share Investors for an aggregate purchase price of $500.0 million. See Item 7B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Reorganization and Preference Share Sale—Subscription Agreement” for a description of the material terms of the Subscription Agreement.

On July 7, 2011, we entered into a Restructuring Agreement with our Existing Shareholders and our direct and indirect parent companies on such date to effect the Reorganization Transactions in order to simplify our capital structure prior to the consummation of the Preference Share Sale. See Item 7B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Reorganization and Preference Share Sale.”

A copy of each of the Subscription Agreement and the Restructuring Agreement is included as Exhibit 10.1 and 2.1, respectively, to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on December 2, 2011, and is incorporated by reference herein.

Shareholders Agreement

On July 11, 2011, in connection with the Preference Share Sale, we entered into the Shareholders Agreement with our current shareholders, including Mr. Kors, Mr. Idol, Sportswear Holdings Limited, Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. and its affiliated entities and FMR LLC and its affiliated entities. See Item 7B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement” for a description of the material terms of the Shareholders Agreement. A copy of the Shareholders Agreement is included as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on December 2, 2011, and is incorporated by reference herein.

Voting Agreement

On July 11, 2011, in connection with the Preference Share Sale, we entered into the Voting Agreement with the Existing Shareholders. The Voting Provisions terminated as a result of our secondary offering in March 2012. See Item 7B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Voting Agreement” for a description of the material terms of the Voting Agreement. A copy of the Voting Agreement is included as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on December 2, 2011, and is incorporated by reference herein.

Far East Licensing Agreements

On April 1, 2011, we entered into the Far East Licensing Agreements with certain subsidiaries of Far East Holdings, which is owned by certain of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited, pursuant to which the Licensees have the exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. See Item 7B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Michael Kors Far East Holdings Limited” for a description of the material terms of the Far East Licensing Agreements. A copy of each of the Far East Licensing Agreements is included as Exhibits 10.6 and 10.7 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on December 2, 2011, and is incorporated by reference herein. Certain portions of these exhibits were omitted pursuant to a confidential treatment request and the omitted information was filed separately with the SEC.

Indemnification Agreement

We have entered into indemnification agreements with our directors and executive officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the Company. A copy of the Form of Indemnification Agreement is included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on December 2, 2011, and is incorporated by reference herein.

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in the British Virgin Islands that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

E. Taxation

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares that are applicable to a “U.S. Holder,” as defined below. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the ordinary shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies or holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax consequences other than income tax or tax consequences under any state, local or foreign laws, other than as provided under “—British Virgin Islands Tax Consequences” below.

For purposes of this section, a “U.S. Holder” is any beneficial owner of ordinary shares that is: (i) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our ordinary shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A partner (or other owner) of a pass-through entity that acquires ordinary shares should consult its own tax advisor regarding the tax consequences of owning and disposing of ordinary shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), except as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. A holder or prospective holder of our ordinary shares is urged to consult its tax advisor as to the particular consequences to it under U.S. federal, state and local, and applicable foreign, tax laws of the ownership and disposition of ordinary shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by us (other than certain pro rata distributions of our ordinary shares) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by the holder as ordinary income on the date that it actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes and such amount will be treated as having a foreign source. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by us on the ordinary shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Under the current law, which is scheduled to expire at the end of 2012, certain dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders are eligible for taxation at rates that are lower than the rates applicable to ordinary income. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. IRS guidance indicates that, for this purpose, our ordinary shares are readily tradeable on an established securities market in the United States. Dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” we believe that we were not a PFIC for our 2012 taxable year and do not expect to be a PFIC for our current taxable year.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis in the ordinary shares held (thereby increasing the amount of gain, or decreasing the amount of loss, a holder will recognize upon a subsequent disposition of the ordinary shares), with any amount that exceeds the adjusted basis being taxed as capital gain recognized on a sale, exchange or other taxable disposition of the ordinary shares (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and a holder or prospective holder of our ordinary shares should therefore assume that any distribution by us with respect to our ordinary shares will be treated as a dividend for U.S. federal income tax purposes.

If any British Virgin Islands taxes are withheld with respect to distributions made on the ordinary shares, a holder may be able, subject to generally applicable limitations, to claim a foreign tax credit or to take a deduction for such withholding taxes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a holder’s particular circumstances. Accordingly, a holder is urged to consult its own tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) its adjusted tax basis in the relevant ordinary shares. Generally, subject to the possible application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the holder has held the ordinary shares for more than one year. If a holder is a non-corporate taxpayer, long-term capital gains are currently subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that a holder realizes upon a sale, exchange or other taxable disposition of ordinary shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to holders if the holding period in our ordinary shares includes any period during a taxable year of the Company in which the Company is a PFIC. A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) for such taxable year, 50% or more of the average value of its assets either produce or are held for the production of passive income.

We believe that we will not be classified as a PFIC for U.S. federal income tax purposes for our current taxable year, and we do not expect to become a PFIC in the future. If we were classified as a PFIC for any taxable year during which a holder held ordinary shares, such holder would be subject to an increased tax liability (such tax generally would be calculated at the highest U.S. federal income tax rate and would also include an interest charge) upon the sale or other disposition of the ordinary shares or upon the receipt of certain distributions treated as “excess distributions,” unless the holder made certain elections to mitigate such consequences (although even if either of such elections were made, the U.S. federal income tax consequences of ownership of ordinary shares of a PFIC would still be less favorable than ownership of ordinary shares of a non-PFIC). In addition, a holder would be required to comply with certain information reporting to the IRS if we were to become a PFIC. If we were to determine that we had become a PFIC, we would provide additional information regarding such elections and reporting requirements.

Holders and prospective holders of our ordinary shares are urged to consult their own tax advisor regarding our PFIC classification, the consequences to such holder if we became a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to holders in respect of ordinary shares and the proceeds received by holders from the sale, exchange or other disposition of ordinary shares within the United States unless such holder is an exempt recipient. Backup withholding may apply to such payments if a holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

In addition, U.S. Holders should be aware of new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. Holders and prospective holders of our ordinary shares should consult their own tax advisor regarding the application of the information reporting rules to our ordinary shares and to their particular situation.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts that do not fall into a special class of trusts that is exempt from such tax, and whose income exceeds certain thresholds, generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the ordinary shares, subject to certain limitations and exceptions.

Holders or prospective holders of our ordinary shares are urged to consult their own tax advisor regarding the possible implications of the additional tax on investment income described above.

British Virgin Islands Tax Consequences

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits or income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any ordinary shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty on the issuance, transfer or redemption of the ordinary shares. Dividends remitted to the holders of ordinary shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at c/o Michael Kors Limited, Unit 1001, 10/F, Miramar Tower, 132 Nathan Road, Tsim Sha Tsui, Hong Kong. Those documents, which include our registration statements, periodic reports and other documents which were filed with the SEC, may be obtained electronically from the Investor section of our website at www.michaelkors.com or from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-202-551-8909. Copies of documents can also be requested from the SEC public reference rooms for a copying fee at prescribed rates.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. Currently we enter into foreign currency forward contracts to manage our foreign currency exposure to the fluctuations of certain foreign currencies. The use of these instruments helps to manage our exposure to our foreign purchase commitments and better control our product costs. Other than these purchase commitments, we do not use these foreign exchange contracts for any other purposes. In addition, we do not use derivatives for speculative purposes.

Foreign Currency Exchange Risk

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of the functional currency relative to the local currency of the supplier on the date of the commitment. As such, we enter into forward currency contracts that generally mature in 18 months or less and are consistent with the related purchase commitments. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability. Although these are derivative contracts to hedge cash flow risks, we do not designate these contracts as hedges for accounting purposes. Accordingly, the changes in the fair value of these contracts at the balance sheet date and upon maturity (settlement) are recorded in our cost of sales or operating expenses, in our consolidated statement of operations, as applicable to the transactions for which the forward exchange contracts were established.

We perform a sensitivity analysis to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in foreign exchange rates against the U.S. dollar. Based on all foreign currency exchange contracts outstanding as of March 31, 2012, a 10% devaluation of the U.S. dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 31, 2012 would result in an increase of approximately $2.7 million of net unrealized foreign currency loss. Conversely, a 10% appreciation of the U.S. dollar would result in an increase approximately of $2.7 million of net unrealized gains.

Interest Rate Risk

We are exposed to interest rate risk in relation to our Credit Facility, the balance of which was $22.7 million at March 31, 2012. Our Credit Facility carries interest rates that are tied to LIBOR and the prime rate, and therefore our statements of operations and cash flows are exposed to changes in interest rates. A one percentage point increase in either the prime rate or LIBOR would cause an increase to the interest expense on our Credit Facility of approximately $0.2 million. The balance of our Credit Facility at March 31, 2012 is not indicative of future balances that may be subject to fluctuations in interest rates.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to Rights of Security Holders

On November 30, 2011, in connection with our IPO, we amended and restated our memorandum and articles of association, which we further amended and restated on December 21, 2011 following the closing of our IPO. A copy of our Memorandum has been previously filed as Exhibit 99.3 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-35368), filed with the SEC on February 14, 2012, and is incorporated by reference into this Annual Report. See Item 10B. “Additional Information—Memorandum and Articles of Association.” In addition, on November 30, 2011, we effected the Share Split (at a ratio of 3.8-to-1).

In accordance with the terms of our preference shares, immediately prior to the completion of our IPO, we converted all of the outstanding preference shares of the Company into 41,256,025 ordinary shares (based on a conversion rate of 3.8-to-1).

Use of Proceeds

On December 20, 2011, we completed an IPO of our ordinary shares, no par value, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-178282), which became effective on December 14, 2011. The selling shareholders, including certain members of our management, sold 54,280,000 ordinary shares in the offering (which includes the exercise of the underwriters’ over-allotment option). Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. were joint book-running managers, and Robert W. Baird & Co. Incorporated, Jefferies & Company, Inc., Nomura Securities International, Inc. and Piper Jaffray & Co. were co-managers for the IPO. The ordinary shares were sold by the selling shareholders in the IPO at a price of $20.00 per share less underwriting discounts and commissions of $1.00 per share for aggregate gross proceeds before expenses to the selling shareholders of $1,031,230,000. We did not receive any proceeds from the sale of ordinary shares by the selling shareholders in the IPO. We paid for all selling shareholder fees, costs and expenses in connection with the IPO (excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for all the selling shareholders in the offering), which expenses totaled approximately $5.7 million. The underwriters reimbursed us for $2.0 million of these expenses.

On March 28, 2012, we completed a secondary public offering of our ordinary shares, no par value, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-180022), which became effective on March 22, 2012. The selling shareholders, including certain members of our management, sold 25,000,000 ordinary shares in the offering. On April 11, 2012, the underwriters purchased an additional 3,750,000 ordinary shares from the selling shareholders pursuant to their additional share purchase option resulting in a total of 28,750,000 ordinary shares being sold by the selling shareholders in the offering. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. were joint book-running managers, and Robert W. Baird & Co. Incorporated, Jefferies & Company, Inc., Nomura Securities International, Inc., Piper Jaffray & Co., Lebenthal & Co., LLC and Telsey Advisory Group, LLC were co-managers for the secondary offering. The ordinary shares were sold by the selling shareholders in the secondary offering at a price of $47.00 per share less underwriting discounts and commissions of $1.41 per share for aggregate gross proceeds before expenses to the selling shareholders of $1,310,712,500. We did not receive any proceeds from the sale of ordinary shares by the selling shareholders in the secondary offering. We paid for all selling shareholder fees, costs and expenses in connection with the secondary offering (excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for all the selling shareholders in the offering), which expenses totaled approximately $0.7 million.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules l3a-15(e) and l5d—15(e) under the Exchange Act, to provide reasonable assurance of achieving the control objectives as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in Securities and Exchange commission rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered independent public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control structure, policies and procedures for the quarter ended March 31, 2012 that could significantly affect our internal control over financial reporting, or be reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that M. William Benedetto qualifies as an audit committee financial expert , as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act and applicable NYSE standards. For more information about Mr. Benedetto, see Item 6.A, “Directors, Senior Management and Employees—Directors and Senior Management.”

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to our Chief Executive Officer, Chief Financial Officer and all other employees. The Code of Ethics is available under “Corporate Governance” on the Investors section of our website at www.michaelkors.com. We will provide to any person without charge, upon request, a copy of the Code of Ethics. You may obtain a copy of the Code of Ethics by sending a written request to c/o Michael Kors Limited, Unit 1001, 10/F, Miramar Tower, 132 Nathan Road, Tsim Sha Tsui, Hong Kong, Attention: Corporate Secretary. We intend to disclose any waivers to or amendments of the Code of Ethics for the benefit of our directors and executive officers on our website.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for fiscal years 2012 and 2011 was PricewaterhouseCoopers LLP, an independent registered public accounting firm.

In Fiscal 2012 and Fiscal 2011, the fees rendered were as follows (in thousands):

	2012	2011
Audit Fees	$1,175	$1,142
Audit-Related Fees	$2,520	$—
Tax Fees	$2,224	$1,707
Other	$1,088	$—

Audit Fees

Audit fees for Fiscal 2012 include fees related to the annual audit of Michael Kors Holdings Limited and its wholly owned subsidiaries, as well as for quarterly reviews. Audit fees for Fiscal 2011 include fees related to the annual audit of Michael Kors Holdings Limited and its wholly owned subsidiaries.

Audit-Related Fees

Audit-related fees for Fiscal 2012 include fees related to various work in connection with our IPO. There were no audit-related fees for Fiscal 2011.

Tax Fees

Tax fees for Fiscal 2012 and for Fiscal 2011 are primarily for tax planning, consultation services related to international taxation, and tax compliance.

Other Fees

Other fees for Fiscal 2012 include various consultation services related to financial operational and efficiency issues. There were no other (accounting) fees in Fiscal 2011.

Pre-Approval Policies and Procedures

It is the policy of the Audit Committee to pre-approve all services, audit and non-audit, to be provided to the Company by its independent registered public accounting firm. Under the policy, the Audit Committee is generally required to pre-approve the provision by the Company’s independent registered public accounting firm of specific audit, audit-related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence. Prior to our IPO we did not have an Audit Committee, and therefore, the engagements of PricewaterhouseCoopers LLP for Fiscal 2011 were not approved by the Audit Committee. Following the IPO, the Audit Committee approved the engagement of PricewaterhouseCoopers LLP with respect to the audit of the Company’s financial statements for Fiscal 2012 and ratified the tax services for which PricewaterhouseCoopers LLP was previously engaged in Fiscal 2012 and also approved the provision of additional tax, finance and other non-audit services in Fiscal 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of three directors: M. William Benedetto, Stephen F. Reitman and John D. Idol. We comply with the Sarbanes-Oxley and NYSE rules applicable to foreign private issuers, which require that the audit committee consist solely of directors who satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within the time periods set forth in the NYSE rules. Under the NYSE rules, we are permitted to phase in our independent Audit Committee by requiring one independent member at the time of our initial listing on the NYSE, a majority of independent members within 90 days of the effective date of our IPO registration statement and a fully independent Audit Committee within one year of the effective date of our IPO registration statement. Messrs. Benedetto and Reitman satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act. Within one year of the effective date of our IPO registration statement (which was December 14, 2011), we intend to add an additional independent member to our board of directors who will replace Mr. Idol as a member of our Audit Committee. We do not believe that relying on the phase in rules of the NYSE or the exemptions from the independence requirements set forth in Rule 10A-3(b)(iv)(A) of the Exchange Act materially adversely affects the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our ordinary shares are listed on the NYSE. For purposes of NYSE rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from NYSE corporate governance requirements provided in the NYSE rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to domestic companies under NYSE listing standards. Set forth below is a summary of these differences:

Director Independence—The NYSE rules require domestic companies to have a majority of independent directors, but as a foreign private issuer we are exempt from this requirement. Our board of directors consists of six members and we believe that two of our board members satisfy the “independence” requirements of the NYSE rules.

Board Committees—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors, but as a foreign private issuer we are exempt from these requirements. We have a compensation committee comprised of three members and we believe that two of the committee members satisfy the “independence” requirements of the NYSE rules. We do not have a nominating and corporate governance committee.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the report of PricewaterhouseCoopers LLP thereon, are filed as part of this Annual Report:

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT INDEX

Exhibit No.	Document Description

1.1	Amended and Restated Memorandum and Articles of Association of Michael Kors Holdings Limited (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K filed on February 14, 2012, and incorporated herein by reference).

2.1	Specimen of Ordinary Share Certificate of Michael Kors Holdings Limited (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

2.2	Credit Agreement, dated as of September 15, 2011, among Michael Kors (USA), Inc., the foreign subsidiary borrowers party thereto, the lenders party thereto, the guarantors party thereto, J.P. Morgan Chase Bank, N.A. and Wells Fargo Bank, National Association (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.1	Restructuring Agreement, dated as of July 7, 2011, by and among Michael Kors Holdings Limited, John Idol, SHL-Kors Limited, Michael Kors, SHL Fashion Limited, Michael Kors (USA), Inc., Michael Kors Far East Holdings Limited, Sportswear Holdings Limited, Littlestone, Northcroft Trading Inc., Vax Trading, Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises (included as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.2	Subscription Agreement, dated as of July 7, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.3	Shareholders Agreement, dated as of July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.4	Voting and Lock-Up Agreement, dated as of July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.5	Form of Indemnification Agreement between Michael Kors Holdings Limited and its directors and executive officers (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.6	Licensing Agreement, dated as of April 1, 2011, between Michael Kors, L.L.C. and Michael Kors (HK) Limited (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference). (Certain portions of this exhibit were omitted pursuant to a confidential treatment request. Omitted information was filed separately with the Securities and Exchange Commission.)

Exhibit No.	Document Description

4.7	Licensing Agreement, dated as of April 1, 2011, between Michael Kors, L.L.C. and Michael Kors Trading Shanghai Limited (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference). (Certain portions of this exhibit were omitted pursuant to a confidential treatment request. Omitted information was filed separately with the Securities and Exchange Commission.)

4.8	Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (included as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.9	Amendment No. 1 to the Amended and Restated Michael Kors (USA), Inc. Stock Option Plan.

4.10	Michael Kors Holdings Limited Omnibus Incentive Plan (included as Exhibit 10.8 to the Company’s Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

8.1	List of subsidiaries of Michael Kors Holdings Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002..

15.1	Consent of PricewaterhouseCoopers LLP.

101	Interactive Data Files.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Michael Kors Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Michael Kors Holdings Limited and its subsidiaries at March 31, 2012 and April 2, 2011 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 12, 2012

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31, 2012	April 2, 2011
Assets
Current assets
Cash and cash equivalents	$106,354	$21,065
Receivables, net	127,226	80,081
Inventories	187,413	117,173
Deferred tax assets	11,145	7,322
Prepaid expenses and other current assets	31,925	19,757

Total current assets	464,063	245,398
Property and equipment, net	170,755	119,323
Intangible assets, net	14,146	15,796
Goodwill	14,005	14,005
Deferred tax assets	3,952	1,951
Other assets	7,504	3,022

Total assets	$674,425	$399,495

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$22,674	$12,765
Accounts payable	67,326	52,873
Accrued payroll and payroll related expenses	33,710	26,100
Accrued income taxes	8,199	18,701
Accrued expenses and other current liabilities	33,097	17,286

Total current liabilities	165,006	127,725
Note payable to parent	—	101,650
Deferred rent	43,292	29,381
Deferred tax liabilities	6,300	5,495
Other long-term liabilities	3,590	3,218

Total liabilities	218,188	267,469
Commitments and contingencies
Contingently redeemable ordinary shares	—	6,706

Shareholders’ equity
Convertible preference shares, no par value; 10,163,920 shares issued and outstanding at April 2, 2011.	—	—
Ordinary shares, no par value; 650,000,000 shares authorized, and 192,731,390 shares issued and outstanding at March 31, 2012, and 140,554,377 shares issued and outstanding at April 2, 2011.	—	—
Additional paid-in capital	228,321	40,000
Accumulated other comprehensive (loss) income	(735)	4,033
Retained earnings	228,651	81,287

Total shareholders’ equity	456,237	125,320

Total liabilities and shareholders’ equity	$674,425	$399,495

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Net sales	$1,237,100	$757,800	$483,452
Royalty revenue	65,154	45,539	24,647

Total revenue	1,302,254	803,339	508,099
Cost of goods sold	549,158	357,274	241,365

Gross profit	753,096	446,065	266,734
Selling, general and administrative expenses	464,568	279,822	191,717
Depreciation and amortization	37,554	25,543	18,843
Impairment of long-lived assets	3,292	3,834	—

Total operating expenses	505,414	309,199	210,560

Income from operations	247,682	136,866	56,174
Interest expense, net	1,495	1,861	2,057
Foreign currency (gain) loss	(2,629)	1,786	(830)

Income before provision for income taxes	248,816	133,219	54,947
Provision for income taxes	101,452	60,713	15,699

Net income	147,364	72,506	39,248
Net income applicable to preference shareholders	21,227	15,629	8,460

Net income available for ordinary shareholders	$126,137	$56,877	$30,788

Weighted average ordinary shares outstanding:
Basic	158,258,126	140,554,377	140,554,377
Diluted	189,299,197	179,177,268	179,177,268

Net income per ordinary share:
Basic	$0.80	$0.40	$0.22
Diluted	$0.78	$0.40	$0.22

Statements of Comprehensive Income:
Net income	$147,364	$72,506	$39,248
Foreign currency translation adjustments	(4,768)	3,803	150

Comprehensive income	$142,596	$76,309	$39,398

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands except share data)

	Convertible Preference Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amounts	Shares	Amounts
Balance at March 28, 2009	10,163,920	$—	140,554,377	$—	$41,300	$80	$(29,905)	$11,475
Net income	—	—	—	—	—	—	39,248	39,248
Foreign currency translation adjustment	—	—	—	—	—	150	—	150

Total comprehensive income	—	—	—	—	—	—	—	39,398
Distribution to shareholders	—	—	—	—	(1,300)	—	(562)	(1,862)

Balance at April 3, 2010	10,163,920	—	140,554,377	—	40,000	230	8,781	49,011
Net income	—	—	—	—	—	—	72,506	72,506
Foreign currency translation adjustment	—	—	—	—	—	3,803	—	3,803

Total comprehensive income	—	—	—	—	—	—	—	76,309

Balance at April 2, 2011	10,163,920	—	140,554,377	—	40,000	4,033	81,287	125,320
Net income	—	—	—	—	—	—	147,364	147,364
Foreign currency translation adjustment	—	—	—	—	—	(4,768)	—	(4,768)

Total comprehensive income	—	—	—	—	—	—	—	142,596
Issuance of shares in exchange for note*	475,796	—	6,579,656	—	101,650	—	—	101,650
Elimination of contingent redemption on ordinary shares	—	—	—	—	6,706	—	—	6,706
Issuance of convertible preference shares	217,137	—	—	—	9,550	—	—	9,550
Issuance of restricted shares	—	—	820,074	—	—	—	—	—
Exercise of employee share options	—	—	3,521,258	—	9,672	—	—	9,672
Equity compensation expense	—	—	—	—	27,020	—	—	27,020
Tax benefits on exercise of share options	—	—	—	—	32,281	—	—	32,281
Contributed capital- services provided by former parent	—	—	—	—	1,442	—	—	1,442
Conversion of convertible preference shares	(10,856,853)	—	41,256,025	—	—	—	—	—

Balance at March 31, 2012	—	$—	192,731,390	$—	$228,321	$(735)	$228,651	$456,237

*	Represents the extinguishment of the note payable to the company’s parent

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Cash flows from operating activities
Net income	$147,364	$72,506	$39,248
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,554	25,543	18,843
Impairment and write-off of property and equipment	3,292	2,052	42
Impairment of intangible assets	—	1,782	—
Unrealized foreign currency (gain) loss	(2,629)	1,786	(1,965)
Amortization of deferred financing costs	498	225	229
Amortization of deferred rent	4,214	3,020	1,402
Deferred income tax provision	(7,729)	12,443	11,024
Equity compensation expense	27,020	—	—
Tax benefits on exercise of share options	(32,281)	—	—
Non-cash charges for services provided by former parent	1,442	—	—
Change in assets and liabilities:
Receivables, net	(48,399)	(14,071)	(35,350)
Inventories	(71,151)	(50,465)	(13,390)
Prepaid expenses and other current assets	(12,647)	(8,990)	(4,721)
Other assets	(2,284)	(664)	(1,363)
Accounts payable	14,888	18,043	4,612
Accrued expenses and other current liabilities	46,419	37,405	5,149
Other long-term liabilities and deferred credits	9,719	9,693	4,832

Net cash provided by operating activities	115,290	110,308	28,592

Cash flows from investing activities
Capital expenditures	(88,187)	(57,348)	(30,816)
Purchase of intangible assets	—	(482)	(1,359)

Net cash used in investing activities	(88,187)	(57,830)	(32,175)

Cash flows from financing activities
Repayments of borrowings under revolving credit agreement	(100,855)	(225,820)	(218,063)
Borrowings under revolving credit agreement	110,764	194,605	222,603
Bank overdraft	—	(4,380)	2,903
Proceeds from private placement	9,550	—	—
Exercise of employee share options	9,672	—	—
Tax benefits on exercise of share options	32,281	—	—
Distribution to shareholders	—	—	(1,862)
Payment of loan to parent	—	(1,850)	—
Payment of deferred financing costs	(2,773)	(281)	—

Net cash provided by (used in) financing activities	58,639	(37,726)	5,581

Effect of exchange rate changes on cash and cash equivalents	(453)	649	1,206

Net increase in cash and cash equivalents	85,289	15,401	3,204
Beginning of period	21,065	5,664	2,460

End of period	$106,354	$21,065	$5,664

Supplemental disclosures of cash flow information
Cash paid for interest	$1,266	$1,202	$1,573
Cash paid for income taxes	$84,389	27,252	4,730
Supplemental disclosure of noncash investing and financing activities
Accrued capital expenditures	$6,869	$3,538	$2,519

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Michael Kors Holdings Limited (“MKHL,” and together with its subsidiaries, the “Company”) was incorporated in the British Virgin Islands (“BVI”) on December 13, 2002. The Company is a leading designer, marketer, distributor and retailer of branded women’s apparel and accessories and men’s apparel bearing the Michael Kors tradename and related trademarks “MICHAEL KORS,” “MICHAEL MICHAEL KORS,” “KORS MICHAEL KORS” and various other related trademarks and logos. The Company’s business consists of retail, wholesale and licensing segments. Retail operations consist of collection stores, lifestyle stores, including concessions and outlet stores located primarily in the United States, Canada, Europe and Japan. Wholesale revenues are principally derived from major department and specialty stores located throughout the United States, Canada and Europe. The Company licenses its trademarks on products such as fragrances, cosmetics, eyewear, leather goods, jewelry, watches, coats, footwear, men’s suits, swimwear, furs and ties.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

For all periods presented, all ordinary share and per share amounts in these consolidated financial statements and the notes hereto have been adjusted retroactively to reflect the effects of a 3.8-to-1 share split, which was completed on November 30, 2011, as well as the effects of the July 2011 reorganization discussed in Note 2 below, as if such reorganization and share split had occurred at the beginning of the periods presented.

The Company utilizes a 52 to 53 week fiscal year ending on the Saturday closest to March 31. As such, the fiscal years ending on March 31, 2012 and April 2, 2011 (“Fiscal 2012” and “Fiscal 2011,” respectively) consist of 52 weeks, and the fiscal year ending April 3, 2010 (“Fiscal 2010”) consists of 53 weeks.

2. Reorganization and Initial Public Offering

Prior to July 2011, the Company was owned 85% by SHL-Kors Limited, a BVI corporation, and 15% by Mr. Kors. SHL-Kors Limited was owned 100% by SHL Fashion Limited.

In July 2011, the Company underwent a corporate reorganization whereby the Company completed a merger with its former parent, SHL-Kors Limited, which merged with and into the Company, with the Company as the surviving corporation (the “First Merger”). Subsequent to the completion of the First Merger, SHL Fashion Limited, the former parent company of SHL-Kors Limited, merged with and into the Company (the “Second Merger”), with the Company as the surviving corporation. Upon completion of the Second Merger, all previous shareholders of SHL Fashion Limited and Mr. Kors became direct shareholders in the Company. Immediately prior to the Second Merger, the Company issued 475,796 preference shares and 6,579,656 ordinary shares to SHL Fashion Limited in consideration for the extinguishment of the Company’s $101.7 million note payable to SHL Fashion Limited. This exchange was based on the fair value of the Company at the time of exchange. In the Second Merger, Mr. Kors and the shareholders of SHL Fashion received 147,134,033 newly issued ordinary shares and 10,639,716 newly issued convertible preference shares of the Company in proportion to their ownership interests held prior to the Second Merger. The Company considered this transaction to be the acquisition of the non-controlling interest in the Company held by Mr. Kors, and, accordingly, the Company accounted for this transaction as an equity transaction.

Following the reorganization, in a private placement in July 2011, a group of investors purchased (i) all 10,639,716 convertible preference shares issued in the reorganization from the previous SHL Fashion Limited shareholders and Mr. Kors for $490 million, and (ii) 217,137 newly issued convertible preference shares from the

Company for $10.0 million, of which $9.5 million in proceeds, net of placement fees of $0.5 million, were received by the Company. As a result of the aforementioned transactions, the capital structure of the Company increased from 4,351 issued and outstanding ordinary shares to 147,134,033 issued and outstanding ordinary shares (650,000,000 authorized) and 10,856,853 authorized, issued and outstanding convertible preference shares.

In addition to the above, immediately prior to the reorganization, the redemption feature related to the contingently redeemable ordinary shares was eliminated, thereby, resulting in the reclassification of $6.7 million from temporary equity, which was classified as “contingently redeemable ordinary shares” in the Company’s consolidated balance sheets, to permanent equity as additional paid-in capital (see Note 16).

On December 20, 2011, the Company completed an initial public offering (“IPO”), which resulted in the sale of 54,280,000 shares at a price of $20 per share, all of which were sold by selling shareholders. The Company did not receive any of the proceeds related to the sale of these shares. On December 20, 2011, in connection with the consummation of the IPO, 10,856,853 convertible preference shares were converted to 41,256,025 ordinary shares at a ratio of 3.8-to-1 resulting in no preference shares issued and outstanding at March 31, 2012.

During March 2012, the Company completed a secondary offering of 25,000,000 ordinary shares at a price of $47.00 per share. Similar to the IPO the Company did not receive any of the proceeds related to the sale of these shares. As a result of the secondary offering, Sportswear Holdings Limited ownership decreased to 26.1% of the Company’s ordinary shares whereby the Company ceased to be a “controlled company” under NYSE listing rules.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, sales discounts and doubtful accounts, estimates of inventory recovery, the valuation of stock-based compensation, valuation of deferred taxes and the estimated useful lives used for amortization and depreciation of intangible assets and property and equipment. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes retail store revenues upon sale of its products to retail consumers, net of estimated returns. Wholesale revenue is recognized net of estimates for sales returns, discounts and allowances, after merchandise is shipped and title and risk of loss is transferred to the Company’s wholesale customers. To arrive at net sales for retail, gross sales are reduced by actual customer returns as well as by a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. Sales taxes collected from retail customers are presented on a net basis and as such are excluded from revenue. To arrive at net sales for wholesale, gross sales are reduced by provisions for estimated future returns, based on current expectations, trade discounts, markdowns, allowances and operational chargebacks, as well as for certain cooperative selling expenses.

The following table details the activity and balances of the Company’s sales reserves for the fiscal years ended March 31, 2012, April 2, 2011 and April 3, 2010 (in thousands):

Retail	Balance Beginning of Year	Amounts Charged to Revenue	Write-offs Against Reserves	Balance at Year End
Return Reserves:
Year ended March 31, 2012	$2,313	$23,580	$(24,234)	$1,659
Year ended April 2, 2011	1,413	14,323	(13,423)	2,313
Year ended April 3, 2010	754	7,298	(6,639)	1,413

Wholesale	Balance Beginning of Year	Amounts Charged to Revenue	Write-offs Against Reserves	Balance at Year End
Total Sales Reserves:
Year ended March 31, 2012	$25,180	$114,577	$(109,376)	$30,381
Year ended April 2, 2011	20,215	84,697	(79,732)	25,180
Year ended April 3, 2010	19,481	68,955	(68,221)	20,215

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing the Company’s tradenames, at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geographic specific licensing agreements is recognized as earned under the licensing agreements based on reported sales of licensees applicable to specified periods as outlined in the agreements. These agreements allow for the use of the Company’s tradename to sell its branded products in specific geographic regions.

Advertising

Advertising costs are charged to expense when incurred and are reflected in general and administrative expenses. For the years ended March 31, 2012, April 2, 2011, and April 3, 2010, advertising expense was $31.4 million, $27.4 million and $22.4 million, respectively.

Cooperative advertising expense, which represents the Company’s participation in advertising expenses of its wholesale customers, is reflected as a reduction of net sales. Expenses related to cooperative advertising for Fiscal 2012, Fiscal 2011, and Fiscal 2010, were $4.3 million, $3.9 million and $3.4 million, respectively.

Shipping and Handling

Shipping and handling costs amounting to $19.7 million, $12.4 million and $8.3 million for the years ended March 31, 2012, April 2, 2011, and April 3, 2010, respectively, are included in selling, general and administrative expenses in the statements of operations.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or market value. Cost is determined using the first-in-first-out (FIFO) method. Costs include amounts paid to independent manufacturers, plus duties and freight to bring the goods to the Company’s warehouses, which are located in the United States, Holland, Canada, Japan and Hong Kong. The Company adjusts its inventory to reflect situations in which the cost of inventory is not expected to be fully recovered. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. For the periods presented, there were no significant adjustments related to unrecoverable inventory.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization (carrying value). Depreciation is provided on a straight-line basis over the expected remaining useful lives of the related assets. Equipment, furniture and fixtures, and computer hardware and software are depreciated over five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated remaining useful lives of the related assets or remaining lease term.

The Company’s share of the cost of constructing in-store shop displays within its wholesale customers’ floor-space (“shop-in-shops”), which is paid directly to third-party suppliers, is capitalized as property and equipment and amortized over a useful life of three years.

Maintenance and repairs are charged to expense in the year incurred. Cost and related accumulated depreciation for property and equipment are removed from the accounts upon their sale or disposition and the resulting gain or loss is reflected in the results of operations.

Internal-use Software

The Company capitalizes, in property and equipment, direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortized over the estimated useful lives of the software, generally five years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred.

Intangible Assets

Intangible assets consist of trademarks and lease rights and are stated at cost less accumulated amortization. Trademarks are amortized over twenty years and lease rights are amortized over the term of the related lease agreements on a straight-line basis.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets, including fixed assets and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of estimated undiscounted future cash flows associated with the asset is less than the asset’s carrying value, an impairment charge is recognized, which is measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, sales and expense growth rates, devaluation and inflation. As such, these estimates may differ from actual cash flows.

Goodwill and Other Intangible Assets

On an annual basis, the Company evaluates goodwill impairment during the Company’s fourth quarter of its fiscal year or whenever impairment indicators exist. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause the Company to conclude that impairment indicators exist, and, therefore, that goodwill may be impaired. To the extent that the fair value associated with the goodwill is less than its carrying amount, the Company writes down the carrying amount of the goodwill to its fair value.

Prior to Fiscal 2012 the Company assessed goodwill for impairment by calculating the fair value of the Company’s reporting units to which goodwill has been allocated using the discounted cash flow method along with the market multiples method. During Fiscal 2012, the Company adopted a new accounting pronouncement related to goodwill impairment analysis, which allows entities to initially perform a qualitative analysis (“step zero”) of the fair value of its reporting units to determine whether it is necessary to undertake a quantitative (“two step”) goodwill analysis. In the fourth quarter of Fiscal 2012, the Company followed this new guidance with respect to its annual impairment analysis for goodwill, and concluded that the carrying amounts of all reporting units significantly exceeded their respective fair values, and thus performing any further analysis (e.g. two step) was unnecessary.

The Company will continue to perform the aforementioned qualitative analysis (step zero) in future fiscal years as its first step in goodwill impairment assessment. Should the results of this assessment result in either an ambiguous or unfavorable conclusion the Company will perform additional quantitative testing consistent with the fair value approach mentioned above. The valuation methods used in the fair value approach, discounted cash flow and market multiples method, require the Company’s management to make certain assumptions and estimates regarding certain industry trends and future profitability of the Company’s reporting units. If the carrying amount of a reporting unit exceeds its fair value, the Company would compare the implied fair value of the reporting unit goodwill with its carrying value. To compute the implied fair value, the Company would assign the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying value of the reporting unit goodwill exceeded the implied fair value of the reporting unit goodwill, the Company would record an impairment loss to write down such goodwill to its implied fair value. The valuation of goodwill is affected by, among other things, the Company’s business plan for the future and estimated results of future operations.

Stock-based Compensation

The Company grants stock-based awards to certain employees and directors of the Company. Awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model, for share options, or the closing market price at the grant date for restricted shares. These fair values are recognized as expense over the requisite service period, based on attainment of certain vesting requirements, which included the Company’s completion of an initial public offering (“IPO”). Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate.

The Company’s expected volatility is based on the average volatility rates of similar actively traded companies over the past 4.5-9.5 years, which is the Company’s range of estimated expected holding periods. The expected holding period for options which vest based on performance requirements are based on the period to expiration which is generally 9-10 years, which directly correlates to the Company’s service period requirement for such options. Generally, the expected holding period for time-based vesting options (no performance requirements) are calculated using the simplified method which uses the vesting term of the options, generally 4 years, and the contractual term of 7 years, resulting in a holding period of 4.5-4.75 years. The simplified method was chosen as a means to determine the Company’s estimated holding period as prior to December 2011, the Company was privately held and as such there is insufficient historical option exercise experience. The risk-free rate is derived from the zero-coupon U.S. Treasury Strips yield curve, the period of which relates to the grant’s estimated holding period. If factors change and the Company employs different assumptions, the fair value of future awards and resulting stock-based compensation expense may differ significantly from what the Company has estimated in the past.

Foreign Currency Translation and Transactions

The financial statements of the majority of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. The Company’s functional currency is the United States dollar (“USD”) for MKHL and its United States based subsidiaries. Assets and liabilities have been translated using period-end exchange rates, and revenues and expenses have been translated using average exchange rates over the reporting period. The adjustments resulting from translation have been recorded separately in shareholders’ equity as a component of accumulated other comprehensive income. Foreign currency transaction income and losses resulting from the re-measuring of transactions denominated in a currency other than the functional currency of a particular entity are included in the consolidated statements of operations.

Derivative Financial Instruments

The Company uses forward currency exchange contracts to manage its exposure to fluctuations in foreign currency for certain of its transactions. The Company in its normal course of business enters into transactions with foreign suppliers and seeks to minimize risk related to these transactions. The Company records these derivative instruments on the consolidated balance sheets at fair value. Though the Company uses forward contracts to hedge its cash flows, the Company does not designate these instruments as hedges for hedge accounting purposes. Accordingly, changes in the fair value of these contracts, as of each balance sheet date and upon maturity, are recorded in cost of sales or operating expenses, within the Company’s consolidated statements of operations, as applicable to the transactions for which the forward exchange contracts were intended to hedge. For Fiscal 2012 the Company recorded a gain of $2.6 million relating to these contracts, as a component of operations. For fiscal years ended 2011 and 2010, amounts representing a loss of $2.5 million and, $1.0 million, respectively, were charged to operations. The following table details the fair value of these contracts as of March 31, 2012 and April 2, 2011 (in thousands):

	March 31, 2012	April 2, 2011
Prepaid expenses and other current assets	$1,318	$745
Accrued expenses and other current liabilities	$(276)	$(2,293)

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In attempts to mitigate counterparty credit risk, the Company enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 18 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge. The notional amount of these contracts outstanding at March 31, 2012 is approximately $51.2 million.

Income Taxes

Deferred income tax assets and liabilities have been provided for temporary differences between the tax bases and financial reporting bases of the Company’s assets and liabilities using the tax rates and laws in effect for the periods in which the differences are expected to reverse. The Company periodically assesses the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. The Company periodically reviews the recoverability of its deferred tax assets and provides valuation allowances, as deemed necessary, to reduce deferred tax assets to amounts that more-likely-than-not will be realized. The Company’s management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if the Company’s estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

The Company recognizes the impact of an uncertain income tax position taken on its income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. The Company records interest expense and penalties payable to relevant tax authorities as income tax expense.

Rent Expense, Deferred Rent and Landlord Construction Allowances

The Company leases office space, retail stores and distribution facilities under agreements that are classified as operating leases. Many of these operating leases include contingent rent provisions (percentage rent), and/or provide for certain landlord allowances related to tenant improvements and other relevant items. Rent expense is calculated by recognizing total minimum rental payments (net of any rental abatements, construction allowances and other rental concessions), on a straight-line basis, over the lease term. Accordingly, rent expense charged to operations differs from rent paid, resulting in the Company recording deferred rent, which is classified as a long-term liability in the Company’s consolidated balance sheets. The recognition of rent expense for a given operating lease commences on the earlier of the lease commencement date or the date of possession of the property. The Company accounts for landlord allowances and incentives as a component of deferred rent, which is amortized over the lease term as a reduction of rent expense. The Company records rent expense as a component of selling, general and administrative expenses.

Deferred Financing Costs

The Company defers costs directly associated with acquiring third party financing. These deferred costs are amortized as interest expense over the term of the related indebtedness. As of March 31, 2012, deferred financing costs were $2.4 million, net of accumulated amortization of $1.3 million, and as of April 2, 2011, deferred financing costs were $0.2 million, net of accumulated amortization of $0.8 million. Deferred financing costs are included in other assets on the consolidated balance sheets.

Net Income Per Share

The Company reports earnings per share in conformity with the two-class method for calculating and presenting earnings per share, due to the existence of both ordinary and convertible preference securities. Under the two-class method, basic net income per ordinary share is computed by dividing the net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net income available to shareholders is determined by allocating undistributed earnings between holders of ordinary and convertible preference shares, based on the participation rights of the preference shares. Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

The Company’s basic net income per share excludes the dilutive effect of stock options and unvested restricted shares. It is based upon the weighted average number of ordinary shares outstanding during the period divided into net income.

Diluted net income per share reflects the potential dilution that would occur if share option grants or any other dilutive equity instruments were exercised or converted into ordinary shares. These equity instruments are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods.

For the purposes of basic and diluted net income per share, as a result of the reorganization and exchange during July 2011, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented to reflect the exchange of ordinary shares for the newly issued ordinary and convertible preference shares as described in Note 2, as if such reorganization and exchange had occurred at the beginning of the periods presented. In addition, as a result of the 3.8-to-1 share split, which was completed on November 30, 2011, weighted average shares outstanding were retroactively restated for all periods presented.

The components of the calculation of basic net income per ordinary share and diluted net income per ordinary share are as follows (in thousands except share and per share data):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Numerator:
Net Income	$147,364	$72,506	$39,248
Net income applicable to preference shareholders	21,227	15,629	8,460

Net income available for ordinary shareholders	126,137	56,877	30,788

Denominator:
Basic weighted average ordinary shares	158,258,126	140,554,377	140,554,377
Weighted average dilutive share equivalents:
share options and restricted shares/units	2,628,650	—	—
convertible preference shares	28,412,421	38,622,891	38,622,891

Diluted weighted average ordinary shares	189,299,197	179,177,268	179,177,268
Basic net income per ordinary share	$0.80	$0.40	$0.22

Diluted net income per ordinary share	$0.78	$0.40	$0.22

Stock options for Fiscal 2012 for 343,787 shares have been excluded from the above calculation as they were anti-dilutive. Stock options for fiscal years 2011 and 2010 have been excluded from the calculation of diluted earnings per share as they were not exercisable during those periods, as the Company had not completed an IPO.

Recent Accounting Pronouncements—The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. Receivables

Receivables consist of (in thousands):

	March 31, 2012	April 2, 2011
Trade receivables:
Credit risk assumed by factors	$125,219	$82,111
Credit risk retained by Company	28,021	20,543
Receivables due from licensees	6,026	5,315

	159,266	107,969
Less allowances(1):	(32,040)	(27,888)

	$127,226	$80,081

(1)	Allowances consist of the following: sales returns, discounts and credits, as well as doubtful accounts, which were $0.4 million and $0.4 million, at the end of Fiscal 2012 and Fiscal 2011, respectively.

The Company has historically assigned a substantial portion of its trade receivables to factors in the United States and Europe whereby the factors assumed credit risk with respect to such receivables assigned. Under the factor agreements, factors bear the risk of loss from the financial inability of the customer to pay the trade receivable when due, up to such amounts as accepted by the factor; but not the risk of non-payment of such trade receivable for any other reason. The Company provides an allowance for such non-payment risk at the time of sale.

Receivables are presented net of allowances for sales returns, discounts, markdowns, operational chargebacks and doubtful accounts. Sales returns are determined based on an evaluation of current market conditions and historical returns experience. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in net sales.

The allowance for doubtful accounts is determined through analysis of periodic aging of receivables for which credit risk is not assumed by the factors and assessments of collectability based on an evaluation of historic and anticipated trends, the financial conditions of the Company’s customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

5. Concentration of Credit Risk, Major Customers and Suppliers

Financial instruments that subject the Company to concentration of credit risk are cash and cash equivalents and receivables. As part of its ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. The Company mitigates its risk by depositing cash and cash equivalents in major financial institutions. With respect to certain of its receivables, the Company mitigates its credit risk through the assignment of receivables to a factor (as demonstrated in the above table in “Credit risk assumed by factors”). For the years ended March 31, 2012, April 2, 2011, and April 3, 2010, net sales related to one customer, within the Company’s wholesale segment, accounted for approximately 13%, 14%, and 15%, respectively, of total revenue. The accounts receivable related to this customer were fully factored for all three fiscal years.

The Company contracts for the purchase of finished goods with independent third-party contractors, whereby the contractor is generally responsible for all manufacturing processes, including the purchase of piece goods and trim. Although the Company does not have any long-term agreements with any of its manufacturing contractors, the Company believes it has mutually satisfactory relationships with them. The Company allocates product manufacturing among agents and contractors based on their capabilities, the availability of production capacity, quality, pricing and delivery. The inability of certain contractors to provide needed services on a timely basis could adversely affect the Company’s operations and financial condition. The Company has relationships with various agents who source the Company’s finished goods with numerous contractors on the Company’s behalf. For the year ended March 31, 2012, one agent sourced approximately 17.0% and one contractor accounted for approximately 31.0% of the Company’s finished goods purchases.

6. Property and Equipment

Property and equipment consist of (in thousands):

	March 31, 2012	April 2, 2011
Furniture and fixtures	$58,009	$39,564
Equipment	10,871	8,593
Computer equipment and software	20,280	14,042
In-store shops	48,058	30,970
Leasehold improvements	137,771	95,020

	274,989	188,189
Less: accumulated depreciation and amortization	(117,487)	(77,694)

Subtotal	157,502	110,495
Construction-in-progress	13,253	8,828

	$170,755	$119,323

Depreciation and amortization of property and equipment for the years ended March 31, 2012, April 2, 2011, and April 3, 2010, was $36.0 million, $23.6 million, and $17.1 million, respectively. During Fiscal 2012 and Fiscal 2011, the Company recorded impairment charges of $3.3 million and $2.1 million, respectively, related to certain retail locations still in operation. The impairments related to two stores, in each of Fiscal 2012 and Fiscal 2011.

7. Intangible Assets and Goodwill

The following table discloses the carrying values of intangible assets and goodwill (in thousands):

	March 31, 2012			April 2, 2011
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$23,000	$10,545	$12,455	$23,000	$9,395	$13,605
Lease Rights	3,838	2,147	1,691	3,823	1,632	2,191
Goodwill	14,005	—	14,005	14,005	—	14,005

	$40,843	$12,692	$28,151	$40,828	$11,027	$29,801

The trademarks relate to the Company’s brand name and are amortized over twenty years. Lease rights are amortized over the respective terms of the underlying lease. Amortization expense was $1.5 million, $1.9 million, and $1.7 million, respectively, for each of the years ended March 31, 2012, April 2, 2011, and April 3, 2010.

Goodwill is not amortized but will be tested for impairment in the last quarter of Fiscal 2013, or whenever impairment indicators exist. As of March 31, 2012, cumulative impairment related to goodwill totaled $5.4 million. There were no charges related to the impairment of goodwill in the periods presented.

Estimated amortization expense for each of the next five years is as follows (in thousands):

Fiscal 2013	$1,472
Fiscal 2014	1,406
Fiscal 2015	1,406
Fiscal 2016	1,399
Fiscal 2017	1,398
Thereafter	7,064

$14,145

As a result of impairment charges recognized in Fiscal 2011, related to certain retail stores, as described in Note 6, the Company recognized impairment charges of $1.8 million for lease rights related to those stores. There were no impairments to lease rights related to the stores which were impaired during Fiscal 2012.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of (in thousands):

	March 31, 2012	April 2, 2011
Professional services	$2,545	$1,115
Advance royalty	9,881	5,173
Inventory purchases	3,750	1,644
Sales tax payable	4,636	1,974
Unrealized loss on foreign exchange contracts	276	2,293
Advertising	2,038	655
Other	9,971	4,432

	$33,097	$17,286

9. Credit Facilities

The Company has a secured revolving credit facility as amended (the “Credit Facility”), which expires on September 15, 2015. The Credit Facility provides for up to $100.0 million of borrowings and a sub-limit for loans and letters of credit to the Company’s European subsidiaries of $35.0 million. The Credit Facility provides for aggregate credit available to the Company equal to the lesser of (i) $100.0 million or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all the assets of the Company. The Credit Facility contains covenants that, among other things, require the Company to maintain a fixed charge coverage ratio, set limits on capital expenditures and indebtedness, and restrict the incurrence of additional liens and cash dividends.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the Credit Facility was 3.93% during Fiscal 2012 and 4.53% during Fiscal 2011. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility.

As of March 31, 2012, the amount of borrowings outstanding on the Credit Facility was $22.7 million, and the amount available for future borrowings was $43.9 million. The largest amount borrowed during Fiscal 2012 was $34.8 million. At March 31, 2012, there were documentary letters of credit outstanding for approximately $21.8 million and stand-by letters of credit outstanding of $11.3 million.

10. Commitments and Contingencies

Leases

The Company leases office space, retail stores and warehouse space under operating lease agreements that expire at various dates through April 2026. In addition to minimum rental payments, the leases require payment of increases in real estate taxes and other expenses incidental to the use of the property.

Rent expense for the Company’s operating leases consist of the following (in thousands):

	March 31, 2012	April 2, 2011	April 3, 2010
Minimum rentals	$61,364	$43,875	$26,246
Contingent rent	11,209	3,049	1,071

Total rent expense	$72,573	$46,924	$27,317

Future minimum lease payments under the terms of these noncancelable operating lease agreements are as follows (in thousands):

Fiscal year ending
2013	$61,996
2014	65,104
2015	66,571
2016	63,374
2017	60,770
Thereafter	217,950

$535,765

The Company has issued stand-by letters of credit to guarantee certain of its retail and corporate operating lease commitments, aggregating $7.9 million at March 31, 2012.

Long-term Employment Contract

The Company has an employment agreement with one of its officers that provides for continuous employment through the date of the officer’s death or permanent disability at a current salary of $2.5 million. In addition to the salary, the agreement provides for an annual bonus and other employee related benefits.

Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company’s management does not believe that the outcome of all pending legal proceedings in the aggregate will have a material adverse effect on its cash flow, results of operations or financial position.

11. Fair Value of Financial Instruments

Financial assets and liabilities are measured at fair value using a valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2—Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has historically entered into forward exchange contracts to hedge the foreign currency exposure of its firm commitments to purchase certain inventory from its manufacturers in Europe, as well as commitments for certain services. The forward contracts that are used in the program mature in eighteen months or less, consistent with the related purchase commitments. The Company attempts to hedge the majority of its total anticipated European purchase and service contracts. Gains and losses applicable to derivatives used for purchase commitments are recognized in cost of sales, and those applicable to other services are recognized in selling, general and administrative expenses. In determining the fair value of the Company’s foreign currency forward contracts, the Company’s only derivative instruments, observable inputs were available at March 31, 2012, and thus were relied upon for the valuation of the Company’s forward contracts.

The fair value of the forward contracts are included in prepaid expenses and other current assets, and in accrued expenses and other current liabilities in the consolidated balance sheets, depending on whether they represent assets or (liabilities) to the Company. Amounts recorded in the statement of operations relating to the changes in fair value of foreign currency contracts during Fiscal 2012, as a net gain, were approximately $2.6 million, most of which were included in cost of goods sold. All contracts are categorized in Level 2 of the fair value hierarchy as shown in the following table (in thousands):

	Total	Fair value at March 31, 2012, using:
(In thousands)		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign currency forward contracts- Euro	$(276)	$—	$(276)	$—
Foreign currency forward contracts- U.S. Dollar	1,318	—	1,318	—

Total	$1,042	$—	$1,042	$—

The Company’s cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value. Borrowings under the Credit Facility are recorded at face value as the fair value of the Credit Facility is synonymous with its recorded value as it is a short-term debt facility due to its revolving nature.

12. Stock-Based Compensation

The Company issues equity grants to certain employees and directors of the Company at the discretion of the Company’s Compensation Committee. The Company has two equity plans, one adopted in Fiscal 2008, the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), and the other adopted in the third fiscal quarter of Fiscal 2012, the Michael Kors Holdings Limited Omnibus Incentive Plan (the “2012 Plan”). The 2008 Plan provided for the granting of share options only and was authorized to issue up to 23,980,823 ordinary shares. As of March 31, 2012, there are no shares available for the granting of equity awards under the 2008 Plan. The 2012 Plan allows for the granting of share options, restricted shares and restricted share units, and other equity awards, and authorizes a total issuance of up to 15,246,000 ordinary shares. At March 31, 2012, there were 12,476,120 ordinary shares available for the granting of equity awards under the 2012 Plan. Option grants issued from the 2008 Plan generally expire ten years from the date of the grant, and those issued under the 2012 Plan generally expire seven years from the date of the grant.

Stock Options

Stock options are generally exercisable at no less than the fair market value on the date of grant. The Company has issued two types of option grants, those that vest based on the attainment of a performance target and those that vest based on the passage of time. Performance based stock options may vest based upon the attainment of one of two performance measures. One performance measure is an individual performance target, which is based upon certain performance targets unique to the individual grantee, and the other measure is a company-wide performance target, which is based on a cumulative minimum growth requirement in consolidated net equity. The individual performance target vests 20% of the total option grant each year the target is satisfied. The individual has ten years in which to achieve five individual performance vesting tranches. The company-wide performance target must be achieved over the ten-year term. Performance is measured at the end of the term, and any unvested options under the grant vest if the target is achieved. The Company-wide performance target is established at the time of the grant. The target metrics underlying individual performance vesting requirements are established for each recipient each year up until such time as the grant is fully vested. Options subject to time based vesting requirements become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded.

The following table summarizes the share options activity during Fiscal 2012, and information about options outstanding at March 31, 2012:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Live (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at April 2, 2011	19,414,315	$3.06
Granted	5,256,780	$16.36
Redeemed*	(1,140,974)	$2.75
Exercised	(3,521,258)	$2.75
Canceled/forfeited	(466,463)	$8.16

Outstanding at March 31, 2012	19,542,400	$6.59	7.81	$781,689

Vested or expected to vest at March 31, 2012	18,174,432	$6.45	7.76

Vested and exercisable at March 31, 2012	6,047,975	$2.82	6.66	$264,741

*	The Company redeemed certain option grants during August 2011, for which it paid cash consideration of $10.7 million, representing the $12.12 share value established at the time of the private placement, less the exercise price of the option grants in the aggregate. The redemption was charged to selling, general and administrative expenses during the fiscal year ended March 31, 2012.

The total intrinsic value of options exercised during Fiscal 2012 was $109.5 million. The cash received from options exercised during Fiscal 2012, was $9.7 million. There were no options exercised prior to Fiscal 2012.

The weighted average grant date fair value for options granted during Fiscal 2012, Fiscal 2011, and Fiscal 2010, was $8.01, $3.08, and $0.96, respectively. The following table represents assumptions used to estimate the fair value of options:

	Fiscal Year Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Expected dividend yield	0.0%	0.0%	0.0%
Volatility factor	46.5%	46.7%	46.4%
Weighted average risk-free interest rate	1.8%	3.2%	3.9%
Expected life of option	7.8 years	10 years	10 years

Restricted Shares

The Company grants restricted shares and restricted share units at the fair market value at the date of the grant. Expense for restricted share grants is calculated based on the intrinsic value of the grant, which is the difference between the cost to the recipient and the fair market value of the underlying share (grants are generally issued at no cost to the recipient). Expense is recognized ratably over the vesting period which is generally four years from the date of the grant. Similar to share options, restricted share grants vest in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such grants were awarded. Restricted share units vest in full on the first anniversary of the date of the grant.

The following table summarizes restricted shares and restricted share units for the 2012 Plan as of March 31, 2012 and changes during the fiscal year then ended:

	Number of Unvested Restricted Shares/Units	Weighted Average Grant Date Fair Value
Unvested at April 2, 2011	—	$—
Granted	836,874	$22.53
Vested	—	$—
Canceled/forfeited	—	$—

Unvested at March 31, 2012	836,874	$22.53

Compensation expense attributable to stock-based compensation for Fiscal 2012 was approximately $27.0 million. There was no compensation expense recognized prior to Fiscal 2012, as the Company had not completed an IPO which was one of the vesting requirements for all equity grants. Had the completion of an IPO occurred as of the beginning of the periods presented, compensation expense of $5.3 million and $1.6 million would have been recognized for Fiscal 2011 and Fiscal 2010, respectively. As of March 31, 2012, the remaining unrecognized stock-based compensation expense for non-vested share options and restricted shares to be expensed in future periods is $67.7 million, and the related weighted-average period over which it is expected to be recognized is 3.4 years. There were 6,047,975 and 13,494,425 vested and non-vested outstanding options, respectively, at March 31, 2012. There were 820,074 unvested restricted grants and 16,800 restricted stock units at March 31, 2012. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the inception of stock option granting. The estimated value of future forfeitures for equity grants as of March 31, 2012 is approximately $5.1 million.

13. Taxes

MKHL is incorporated in the British Virgin Islands and is generally not subject to taxation. MKHL’s subsidiaries are subject to taxation in the United States and various other foreign jurisdictions which are aggregated in the “Non-U.S,” information captioned below.

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
United States	$227,514	$134,197	$48,300
Non-U.S.	21,302	(978)	6,647

Total income before provision for income taxes	$248,816	$133,219	$54,947

The provision for income taxes was as follows (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Current
U.S. Federal	$79,690	$30,494	$552
U.S. State	20,916	11,527	1,976
Non-U.S.	8,575	6,249	2,146

Total current	109,181	48,270	4,674

Deferred
U.S. Federal	(4,128)	9,950	8,203
U.S. State	(3,595)	2,057	3,718
Non-U.S.	(6)	436	(896)

Total deferred	(7,729)	12,443	11,025

Total provision for income taxes	$101,452	$60,713	$15,699

The following table summarizes the significant differences between the United States Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes:

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Federal tax at 35% statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	4.8%	7.1%	10.6%
Differences in tax effects on foreign income	-1.3%	1.9%	-1.7%
Foreign tax credit	-0.6%	-1.1%	0.0%
Reserve for potential witholding requirements(1)	0.0%	0.1%	-15.2%
Liability for uncertain tax positions	0.2%	0.3%	0.5%
Effect of changes in valuation allowances on deferred tax assets	1.8%	2.5%	-1.4%
Other	0.9%	-0.2%	0.8%

	40.8%	45.6%	28.6%

(1)	During Fiscal 2010, as a result of the reorganization of certain of the Company’s international operations, certain withholding tax requirements were eliminated and the related deferred tax liability previously required to be recognized of approximately $8.4 million was reversed.

Significant components of the Company’s deferred tax assets (liabilities) consist of the following (in thousands):

	March 31, 2012	April 2, 2011
Deferred tax assets
Inventories	$5,185	$4,683
Payroll related accruals	1,123	239
Deferred rent	11,677	8,304
Net operating loss carryforwards	8,142	4,460
Stock compensation	7,777	—
Deferred revenue	3,993	2,096
Other	1,464	794

	39,361	20,576
Valuation allowance	(8,233)	(4,387)

Total deferred tax assets	31,128	16,189

Deferred tax liabilities
Goodwill and intangibles	(1,222)	(1,380)
Depreciation	(20,801)	(10,602)
Other	(308)	(429)

Total deferred tax liabilities	(22,331)	(12,411)

Net deferred tax assets	$8,797	$3,778

The Company maintains valuation allowances on deferred tax assets applicable to subsidiaries in jurisdictions for which separate income tax returns are filed where realization of the related deferred tax assets from future profitable operations is not reasonably assured. Deferred tax valuation allowances were increased by approximately $4.4 million in Fiscal 2012, $3.3 million in Fiscal 2011, and $0.8 million in Fiscal 2010. As a result of the attainment and expectation of achieving profitable operations in certain countries comprising the Company’s European operations and certain state jurisdictions in the United States, for which deferred tax valuation allowances had been previously established, the Company released valuation allowances amounting to approximately $0.2 million in Fiscal 2012 and $0.9 million in Fiscal 2011. The above amounts exclude the effect of currency translation adjustments.

The Company has U.S. state and non-U.S. net operating loss carryforwards of approximately $2.9 million and $43.7 million, respectively, that will begin to expire in 2026 and 2016, respectively.

As of March 31, 2012, the Company has accrued a liability of approximately $1.9 million related to uncertain tax positions, which includes accrued interest, which is included in other long-term liabilities in the consolidated balance sheets.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was approximately $1.8 million at March 31, 2012, and approximately $0.9 million at April 2, 2011. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding accrued interest, for Fiscal 2012 and Fiscal 2011, are presented below (in thousands):

	March 31, 2012	April 2, 2011
Unrecognized tax benefits beginning balance	$939	$378
Additions related to prior period tax positions	246	—
Additions related to current period tax positions	573	675
Decreases from prior period positions	—	(114)

Unrecognized tax benefits ending balance	$1,758	$939

The Company classifies interest and penalties related to unrecognized tax benefits as components of the provision for income taxes. Interest recognized through the consolidated statements of operations for Fiscal 2012 and Fiscal 2011 was approximately $0.1 million and $0.1 million, respectively.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events, including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. The Company files income tax returns in the United States, for federal, state, and local purposes, and in certain foreign jurisdictions. With few exceptions, the Company is no longer subject to examinations by the relevant tax authorities for years prior to its fiscal year ended March 31, 2008.

The total amount of undistributed earnings of United States and other non-U.S. subsidiaries as of March 31, 2012 was approximately $274.3 million. It is the Company’s intention to permanently reinvest undistributed earnings of its United States and non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for withholding taxes or income taxes which may become payable if undistributed earnings are paid as dividends.

14. Retirement Plans

The Company maintains defined contribution plans for employees, who become eligible to participate after three months of service. Features of these plans allow participants to contribute to a plan a percentage of their compensation, up to statutory limits depending upon the country in which a plan operates, and provide for mandatory and/or discretionary matching contributions by the Company. For the years ended March 31, 2012, April 2, 2011 and April 3, 2010, the Company recognized expense of approximately $1.6 million. $1.3 million and $0.9 million, respectively, related to these retirement plans.

15. Segment Information

The Company operates its business through three operating segments—Retail, Wholesale and Licensing—which are based on its business activities and organization. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are net sales or revenue (in the case of Licensing) and operating income for each segment. The Company’s reportable segments represent channels of distribution that offer similar merchandise, customer experience and sales/marketing strategies. Sales of the Company’s products through Company owned stores for the Retail segment include “Collection,” “Lifestyle” including “concessions,” and outlet stores located throughout North America, Europe, and Japan. Products sold through the Retail segment include women’s apparel, accessories (which include handbags and small leather goods such as wallets), women’s footwear and licensed products, such as watches, fragrances and eyewear. The Wholesale segment includes sales primarily to major department stores and specialty shops throughout North America and Europe. Products sold through the Wholesale segment include accessories (which include handbags and small leather goods such as wallets), footwear and women’s and men’s apparel. The Licensing segment includes royalties earned on licensed products and use of the Company’s trademarks, and rights granted to third parties for the right to sell the Company’s products in certain geographical regions such as Korea, the Philippines, Singapore, Malaysia, the Middle East, Turkey, China, Hong Kong, Macau and Taiwan. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Corporate overhead expenses are allocated to the segments based upon specific usage or other allocation methods.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. The Company does not have identifiable assets separated by segment. The following table presents the key performance information of the Company’s reportable segments (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Revenue:
Net sales: Retail	$626,940	$344,195	$186,538
Wholesale	610,160	413,605	296,914
Licensing	65,154	45,539	24,647

Total revenue	$1,302,254	$803,339	$508,099

Income from operations:
Retail	$121,851	$61,194	$15,514
Wholesale	85,000	48,241	31,258
Licensing	40,831	27,431	9,402

Income from operations	$247,682	$136,866	$56,174

Depreciation and amortization expense for each segment are as follows (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Depreciation:
Retail(1)	$25,293	$16,526	$11,969
Wholesale	12,012	8,894	6,799
Licensing	249	123	75

Total depreciation	$37,554	$25,543	$18,843

(1)	Excluded in the above table are impairment charges related to the retail segment for $3.3 million and $3.8 million, during the fiscal years ended March 31, 2012 and April 2, 2011, respectively.

Total revenue (as recognized based on country of origin), and long-lived assets by geographic location of the consolidated Company are as follows (in thousands):

	Fiscal Years Ended
	March 31, 2012	April 2, 2011	April 3, 2010
Revenue:
North America (U.S. and Canada)	$1,183,234	$763,819	$497,278
Europe	108,790	38,502	10,821
Other regions	10,230	1,018	—

Total revenue	$1,302,254	$803,339	$508,099

	As of
	March 31, 2012	April 2, 2011
Long-lived assets:
North America (U.S. and Canada)	$151,516	$113,702
Europe	27,857	19,539
Other regions	5,528	1,878

Total Long-lived assets:	$184,901	$135,119

16. Agreements with Shareholders and Related Party Transactions

The shareholder’s agreement between the Company, SHL-Kors Limited (the Company’s former parent prior to the reorganization during July 2011), and Mr. Kors, which provided for the right of the estate of Mr. Kors for a period of 180 days after his death, to elect to sell to the Company all, but not less than all, of the ordinary shares of MKHL then owned by Mr. Kors, was terminated prior to the time of the reorganization as described in Note 2. As a result of this termination, the ordinary shares that were presented in temporary equity in the Company’s consolidated balance sheet at April 2, 2011 as “contingently redeemable ordinary shares” for a value of $6.7 million (which represented the value of the ordinary shares on the date they were acquired by Mr. Kors), were reclassified to permanent equity during July 2011.

During July 2011, the note payable to the Company’s former parent, for $101.7 million, was exchanged for 475,796 preference shares and 6,579,662 ordinary shares, after taking into effect the impact of the share exchange that resulted from the reorganization discussed in Note 2. Accordingly, as of March 31, 2012, there are no outstanding balances related to the note.

From time to time, Sportswear Holdings Limited (the Company’s former parent) or its affiliates have provided a plane for purposes of business travel to the directors and senior management of the Company at no charge to the Company. During Fiscal 2012, $1.4 million, representing the estimated costs of these services, which are based on allocated or incremental cost, was charged to selling, general and administrative expenses as an offset to contributed capital (additional paid-in capital). In the future, the Company may charter a plane from Sportswear Holdings Limited or its affiliates for the Company’s directors and senior management for purposes of business travel.

The Company’s Chief Executive officer and Chief Creative Officer, John Idol and Michael Kors, along with certain of the Company’s current shareholders, including Sportswear Holdings Limited, jointly own Michael Kors Far East Holdings Limited, a BVI company. During Fiscal 2012 the Company entered into certain licensing agreements with certain subsidiaries of Far East Holdings Limited (the “Licensees”) which provide the Licensees with exclusive rights for use of the Company’s trademarks within China, Hong Kong, Macau and Taiwan, and to import, sell, advertise and promote the Company’s products in these regions, as well as to own and operate stores which bear the Company’s tradenames. The agreements between the Company and Far East Holdings Limited expire on March 31, 2041, and may be terminated by the Company at certain intervals if certain minimum sale benchmarks are not met. As of March 31, 2012, there were no royalties earned under these agreements. The Company will not earn royalties under this agreement until the start of its fiscal 2014 year. The Company also provides the Licensees with certain services, including, but not limited to, supply chain and logistics support, management information system support and tax and accounting support at the request of the Licensees, for which the Company charges a service fee based on allocated internal costs employed in delivering the services, and includes a contractually agreed upon markup. During Fiscal 2012 amounts charged to the Licensees for these services totaled $0.9 million, which is recorded in other selling, general and administrative expenses. As of March 31, 2012, there have been no cash payments received related to these charges.

17. Selected Quarterly Financial Information (Unaudited)

The following table summarizes the Fiscal 2012 and 2011 quarterly results (dollars in thousands):

	Fiscal Quarter Ended
	June	September	December	March
Year Ended March 31, 2012
Total Revenue	$243,126	$305,532	$373,606	$379,990
Gross profit	$136,969	$175,100	$221,905	$219,122
Income from operations	$44,976	$59,278	$64,587	$78,841
Net income	$24,115	$40,606	$39,031	$43,612
Weighted average ordinary shares outstanding:
Basic	140,554,377	146,555,601	154,738,356	191,184,171
Diluted	179,177,268	187,580,161	193,583,954	196,855,404

Year Ended April 2, 2011
Total Revenue	$151,516	$189,369	$222,451	$240,003
Gross profit	$82,354	$102,827	$126,763	$134,121
Income from operations	$17,180	$32,122	$44,930	$42,634
Net income	$11,752	$15,591	$27,790	$17,373
Weighted average ordinary shares outstanding:
Basic	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	179,177,268	179,177,268	179,177,268	179,177,268

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 12, 2012

MICHAEL KORS HOLDINGS LIMITED

By:	/s/ JOHN D. IDOL
Name:	John D. Idol
Title:	Chairman & Chief Executive Officer

By:	/s/ Joseph B. Parsons
Name:	Joseph B. Parsons
Title:	Executive Vice President, Chief Financial Officer, Chief Operating Officer & Treasurer